As filed with the Securities and Exchange Commission on March 28, 2014

Registration No. 333-190973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Royal Bancshares of Pennsylvania, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	6022	23-2812193
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

732 Montgomery Avenue
Narberth, Pennsylvania 19072
(610) 668-4700

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

F. Kevin Tylus
President and Chief Executive Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072
(610) 668-4700

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
David W. Swartz, Esq.
Wesley R. Kelso, Esq.
Stevens & Lee, P.C.
111 North 6th Street
Reading, Pennsylvania 19603
(610) 478-2184

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non‑Accelerated Filer ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, $2.00 par value per share, to be offered by the issuer	5,000,000	$1.20		$6,000,000	$819.00
Class A Common Stock, $2.00 par value per share, to be offered by the selling shareholder	2,410,000	$3.08	(2)	$7,422,800	$957.00

(1)	In the event of a stock split, stock dividend or similar transaction involving our Class A common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2)	The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) and is based on the average of the high and low sale prices for the registrant's Class A common stock on March 27, 2014.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March 28, 2014

PROSPECTUS

Royal Bancshares of Pennsylvania, Inc.

This prospectus relates to our public offering in which we are offering up to 5,000,000 shares of our Class A common stock.  This prospectus also relates to the possible sale, from time to time, in one or more transactions of up to 2,410,000 shares of Class A common stock by Emerald Advisers, Inc., who is purchasing such shares from us in a private placement (see below) for investment and not with a view to resale.

Our Class A common stock is listed on the NASDAQ Global Market under the symbol “RBPAA.”

In our public offering, we are distributing to holders of our common stock, at no charge, nontransferable subscription rights to purchase up to 5,000,000 shares of our Class A common stock.  We refer to this offering as the “rights offering.” In the rights offering, you will receive one subscription right for each full share of our common stock you owned at 5:00 p.m., Eastern Time, on April 7, 2014, the record date of the rights offering. At December 31, 2013, there were 11,016,864 shares of our Class A common stock outstanding.

Each subscription right will entitle you to purchase one share of our Class A common stock at a subscription price of $1.20 per share, which we refer to as the basic subscription right.  If you exercise all of your basic subscription rights, you may also have the opportunity to purchase additional shares of Class A common stock at the same purchase price, subject to our acceptance of your request to purchase such additional shares, reduction, pro ration and certain other limitations. We refer to this right as the “basic subscription right.”  If the number of Class A common shares subscribed for through the exercise of the basic subscription rights exceeds 5,000,000 shares, we will allocate the 5,000,000 available shares among the shareholders who subscribed as described in this prospectus.  See “SUMMARY—Basic Subscription Right” on page 12 of this prospectus.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on _____, 2014 [expiration date], but we may extend the rights offering for additional periods ending no later than _____, 2014 [extension date].  Our board of directors may cancel the rights offering for any reason at any time before it closes.  If we cancel the rights offering, all subscription payments received will be returned, without interest or deduction, as soon as practicable.

We expect to complete a private placement of our Class A common stock, which we refer to as the “private placement,” prior to the closing of the rights offering.  In the private placement, we have entered into stock purchase agreements with Emerald Advisers, Inc. (“Emerald”), another institutional investor, and with certain of the Company’s directors, officers, and existing shareholders. Pursuant to such agreements and subject to their respective terms and conditions, such purchasers have agreed to purchase, in the aggregate, 11,656,666 shares of our Class A common stock.  Emerald and the other institutional investor are each obligated to purchase from us 2,400,000 shares of our Class A common stock, and such directors and officers and their affiliates (including the Daniel M.Tabas Trust) are obligated to purchase 2,998,333 shares of our Class A common stock, at a price of $1.20 per share. If the rights offering closes after the closing on the private placement, Emerald and the other institutional investor each have the option to purchase additional shares of our Class A common stock provided that after such purchases neither Emerald nor the other institutional investor may own more than 9.9% of the outstanding shares of Class A common stock and provided further that the total number of shares sold in the private placement does not exceed 11,666,667.  See “The Private Placement” herein.

Emerald may offer and sell shares purchased in the private placement from time to time in one or more transactions through one or more brokers or dealers or agents or directly to purchasers at prevailing market or negotiated prices after completion of the rights offering.  Although it has no present intent to do so, such offers and sales may be made on a continuous or delayed basis, in or off the market.  In connection with any such resales, Emerald may, under certain circumstances, be deemed to be an “underwriter” as that term is used in the Securities Act of 1933, as amended.

If we are not successful in purchasing shares of our outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "TARP Shares”) in the auction to be conducted by the United States Department of Treasury (the “U.S. Treasury”), we will terminate the subscription rights offering and will not close the private placement.  See “SUMMARY—Purpose of the Offering” herein.

This investment involves a degree of risk, including the risk that you may lose all of your investment.
Please read “Risk Factors” beginning on page 15.

Offering Summary

Number of shares	5,000,000 shares
Gross proceeds	$6,000,000
Estimated expenses of the offering	$75,000
Net proceeds	$5,925,000

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Prospectus dated April [ _ ], 2014

(i)

ABOUT THIS PROSPECTUS

In making your investment decision, you should only rely on the information contained in this prospectus and the documents incorporated by reference.  We have not authorized anyone to provide you with any other or different information.  If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it.  We believe the information in this prospectus is materially complete and correct as of the date on the front cover.  We cannot, however, guarantee that the information will remain correct after that date.  For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date.  This document may only be used where it is legal to sell these securities.  The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of Class A common stock.

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our Class A common stock.  You should not interpret the contents of this prospectus or the documents incorporated by reference herein to be legal, business, investment or tax advice.  You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our Class A common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our Class A common stock in any state or other jurisdiction in which such offer or solicitation would be unlawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of our Class A common stock or possession or distribution of this prospectus in those jurisdictions.  Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

As used in this prospectus, “Royal Bancshares,” “the Company,” “Royal,” “we,” “us,” and “ours” refer to Royal Bancshares of Pennsylvania, Inc. and its subsidiaries.  References to “Royal Bank” and the “Bank” refer to Royal Bank America, a wholly-owned subsidiary of Royal Bancshares of Pennsylvania, Inc., and its subsidiaries., and references to the “offering” refer to the rights offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference  forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995.  These forward looking statements can be identified by the use of words such as “estimate,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “may,” “should” and words of similar meaning.  You can also identify them by the fact that they do not relate strictly to historical or current facts.  These forward-looking statements include, but are not limited to:

•	statements with respect to our intentions to purchase a portion of our TARP Shares in the Auction;

•	statements regarding the asset quality of our investment portfolios and anticipated recovery and collection of unrealized losses on securities available for sale;

•	statements with respect to our allowance for loan losses, and the adequacy thereof;

•	statements with respect to anticipated losses on, resolution of and additional reserves with respect to nonperforming assets; and

•	the closing of the private placement and the impact of the offering and the private placement on us.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  We are under no duty to and do not undertake any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	we may not sell a significant amount of the shares we are offering hereby and/or the private placement may not close, leaving us with insufficient funds to implement our current plan to purchase a portion of our TARP Shares in the Auction;

•	business conditions in the banking industry, including the regulatory environment;

•	inflation and changes in the interest rate environment that reduce our net interest margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	competitive factors, including increased competition with community, regional and national financial institutions;

•	new service and product offerings by competitors and price pressures;

•	rapidly changing technology and evolving banking industry standards;

•	our ability to enter new markets successfully and capitalize on growth opportunities, and to otherwise implement our growth strategy;

•	our ability to successfully integrate acquired entities, if any;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board;

•	changes in our organization, compensation and benefit plans;

•	loss of key personnel; and

•	other risks discussed in this prospectus, particularly in the “Risk Factors” section.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.  You should not put undue reliance on any forward-looking statements.  Please see “Risk Factors” beginning on page 15.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering.  The answers are based on selected information included elsewhere in this prospectus.  The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering.  This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the shares of our Class A common stock offered hereby and our business, including those disclosed under “Risk Factors.”

What is the rights offering?

We are distributing, at no charge, to holders of our shares of common stock, non-transferable subscription rights to purchase shares of our Class A common stock at a price of $1.20 per share.  You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., Eastern Time, on April 7, 2014, the record date for the rights offering.  Each subscription right entitles the holder to a basic subscription right and an over-subscription option, as described below.

What is the basic subscription right?

The basic subscription right gives our shareholders the opportunity to purchase an aggregate of 5,000,000 shares of our Class A common stock at a subscription price of $1.20 per share.  For each share of our common stock you owned as of the record date for the rights offering, your basic subscription right gives you the opportunity to purchase one share of our Class A common stock.  For example, if you owned 100 shares of common stock as of the record date, you would have received 100 subscription rights and would have the right to purchase 100 shares of our Class A common stock for $1.20 per full share (or a total payment of $120).  You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any subscription rights at all.  If you exercise less than your full basic subscription right, however, you will not be entitled to subscribe for shares under your over-subscription option.

Shareholders who purchase shares of our Class A common stock in the private placement may subscribe to purchase shares in the rights offering, but such subscriptions will be accepted only if the basic subscription and over-subscription requests of all other shareholders who do not purchase shares in the private placement have been satisfied.

Fractional shares resulting from the exercise of basic subscription rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.  Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

If you hold a Royal Bancshares of Pennsylvania, Inc. stock certificate, the number of rights you are entitled to pursuant to your basic subscription right is indicated on the enclosed rights certificate.  If you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of the Depository Trust Company (“DTC”), you will not receive a rights certificate.  Instead, DTC will issue one subscription right to your nominee record holder for each share of our common stock that you beneficially own as of the record date.  If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription option?

If you purchase all of the shares of Class A common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares that our other shareholders do not purchase through the exercise of their basic subscription rights, although acceptance of such subscription pursuant to the over-subscription option is within our sole discretion.  You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to subscribe for pursuant to your over-subscription option.

If sufficient shares of Class A common stock are available, we generally expect that we will honor your over-subscription request in full.  If over-subscription requests exceed the number of shares of common stock available, however, we expect that we will generally allocate the available shares of common stock among shareholders who over-subscribed by multiplying the number of shares requested by each shareholder through the exercise of their over-subscription options by a fraction which equals (x) the number of shares available to be issued through over-subscription options divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription options, subject to the limitations described below. Subscription requests submitted by shareholders who purchase shares in the private placement will not be included in determining the number of shares available to be issued through over-subscription requests or in the allocation of such shares.As described above for the basic subscription right, we will not issue fractional shares through the exercise of over-subscription options.

To properly exercise your over-subscription option, you must deliver the full subscription payment related to your over-subscription option at the same time you deliver payment related to your basic subscription right.  Because we will not know the total number of unsubscribed shares before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription option, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our Class A common stock that may be available to you.  For that calculation, you must assume that no other shareholder, other than you, will subscribe for any shares of our Class A common stock pursuant to their basic subscription right.  See “The Rights Offering — The Subscription Rights — Over-Subscription Option.”

Are there any limits on the number of shares I may purchase in the offering or own as a result of the offering?

As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  The Federal Reserve has the authority to prevent individuals and entities from acquiring control of us.  Under Federal Reserve rules and regulations, if you, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more persons or entities, will own more than 25% of our common stock after the offering, then you will be conclusively deemed to control us and would need to obtain prior approval of the Federal Reserve to complete the purchase.  If, after giving effect to the offering, you will hold 10% or more of our common stock, you will be presumed to control us and would need to obtain prior approval of the Federal Reserve to complete the purchase unless the circumstances support a rebuttal of such presumption.  We will not issue shares pursuant to the exercise of basic subscription rights or over-subscription options to any subscriber who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of the applicable offering expiration date, such clearance or approval has not been obtained or any applicable waiting period has not expired.  See “The Rights Offering — Limitation on How Many Shares of Common Stock You May Purchase in the Rights Offering.”  You are urged to consult your own legal counsel regarding whether you are required to seek the prior approval of the Federal Reserve in connection with your exercise of the subscription rights issued to you.

Why are we conducting the offering?

On February 20, 2009, as part of the Capital Purchase Program (the “CPP”) established by the United States Department of Treasury (the “U.S. Treasury”), we issued 30,407 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value per share and a liquidation preference of $1,000 per share (the “TARP Shares”), to the U.S. Treasury.  In conjunction with the issuance of the TARP Shares, we issued to the U.S. Treasury a warrant to purchase 1,104,370 shares of our Class A common stock at an exercise price of $4.13 per share.  Cash dividends accrued on the TARP Shares at the rate of 5% per annum until February 20, 2014, and accrue at the rate of 9% per annum thereafter.  Such dividends are cumulative if not paid, and as of February 15, 2014, we had missed 19 quarterly dividend payments, resulting in approximately $8.2 million of unpaid dividends and interest on unpaid dividends on the TARP Shares that have not been recognized in our consolidated financial statements.

We were notified by the U.S. Treasury that the U.S. Treasury will conduct an auction of the TARP Shares (the “Auction”) on [    ], 2014, and that we can participate with other interested purchasers by placing bids for TARP Shares in the Auction.  The Auction is structured as a modified “Dutch Auction,” in which the interested purchasers submit bids containing the price per share at which they are willing to purchase shares and the number of shares they are willing to purchase at that price. The highest price at which all of the shares offered would be sold to purchasers submitting bids becomes the price at which all of the shares are sold in the Auction.

We will use the net proceeds of the offering to increase our capital and liquidity. We will accept subscriptions and issue shares in the offering only if any of our bids to purchase TARP Shares in the Auction is successful. We cannot predict whether any of our bids in the Auction will be successful or the aggregate liquidation amount of TARP Shares that we will be able to purchase.  See “Use of Proceeds.”

Dividends, including interest on unpaid dividends, will continue to accrue on any TARP Shares that we do not purchase in the Auction and that are purchased by an unrelated third party.  In addition, commencing February 20, 2014, the dividend rate increased from 5% to 9% per annum.  This will significantly increase the amount of accrued dividends in future periods with respect to any TARP Shares that we do not purchase in the Auction.  If we are successful in purchasing a portion of the TARP Shares at the Auction, dividends will no longer accrue on those TARP Shares, and we will not be obligated to pay any existing unpaid accrued dividends, including the accrued interest on such unpaid dividends, on any TARP Shares that we purchase in the Auction. We are not required to, and do not intend to, pay any of the accrued dividends on the TARP Shares before bidding to purchase TARP Shares in the Auction.  The aggregate liquidation preference of the outstanding TARP Shares is $30,407,000. Payment of dividends on the TARP shares can be deferred indefinitely.  We currently do not intend to pay the accrued dividends on the TARP Shares in the foreseeable future or to repurchase any of the warrants.  In addition, we cannot pay any accrued dividends on the TARP Shares or repurchase any of the warrants without the prior written approval of the Federal Reserve Bank of Philadelphia.

Our board of directors has chosen the structure of the offering to raise capital while giving existing shareholders, pursuant to the rights offering, the opportunity to limit their ownership dilution from a sale of Class A common stock to other investors in the private placement.

How was the subscription price in the rights offering determined?

Our board of directors, the majority of whom are independent directors, determined the subscription price in the rights offering (which we refer to in general as the “subscription price”), after taking into account various factors including: (i) pricing discussions between us and investors solicited in the private placement, and (ii) pricing agreed to between us and the investors who are participating in the private placement.

The subscription price of $1.20 per share represents approximately 93.0% of our reported tangible common book value per share at December 31, 2013, and may or may not be considered the fair market value of our Class A common stock on that date or any date relevant hereto.  You should not assume or expect that, after the offering, our shares of Class A common stock will trade at or above the $1.20 purchase price per share.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  If you do not exercise any subscription rights, the number of shares of our common stock you own will not change.  However, if you choose not to exercise your basic subscription rights in full, your ownership interest in Royal will be diluted as a result of the offering, and even if you fully exercise your basic subscription rights, but do not exercise, or we do not accept, a certain level of over-subscription options (to the extent shares are available through the over-subscription option), you will experience dilution as a result of the sale of shares to the investors in the private placement.  In addition, if you do not exercise your basic subscription rights in full, you will not be entitled to participate in the over-subscription option.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payment, including final clearance of any personal check, before the rights offering expires on _____, 2014 at 5:00 p.m., Eastern Time.  If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights.  Although our board of directors may, in its discretion, extend the expiration date of the rights offering, we currently do not intend to do so.  Our board of directors may cancel the rights offering at any time.  If we cancel the rights offering, all subscription payments received will be returned, without interest or deduction, as soon as practicable.

Shareholders residing in the U.S. that can be located without unreasonable effort or expense will be provided with reasonable notice (at least seven business days) of the rights offering via this prospectus prior to the expiration of the rights offering.  Although we will make reasonable attempts to provide this prospectus to our shareholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No.  You may not sell, transfer or assign your subscription rights to anyone, other than by operation of law.  Subscription rights will not be listed for trading on any stock exchange or market.  Rights certificates may be completed only by the shareholder who receives the certificate or such shareholder’s transferee by operation of law.

Are we requiring a minimum overall subscription to complete the rights offering?

There is no individual minimum purchase requirement in the rights offering, and there is no minimum amount that must be purchased by our shareholders in the aggregate in the rights offering.

Can the board of directors cancel or extend the offering?

Yes.  Our board of directors may decide to cancel the rights offering at any time and for any reason before the closing of the rights offering.  In addition, if we are not successful in purchasing TARP Shares in the Auction, we will terminate the rights offering.  If our board of directors cancels the offering or if the offering is terminated, any money received from subscribers will be returned, without interest or deduction, as soon as practicable.

We also have the right to extend the rights offering for additional periods ending no later than ___, 2014.

Has the board of directors made a recommendation to shareholders regarding the rights offering?

No.  Our board of directors is making no recommendation regarding your exercise of the subscription rights.  Shareholders who exercise subscription rights will incur investment risk on the new money invested.  We cannot predict the price at which our shares of Class A common stock will trade after the offering.  The market price for our Class A common stock may decrease to an amount below the subscription price, and if you purchase shares of our Class A common stock at the subscription price, you may not be able to sell your shares in the future at the same price or a higher price.  You should make your decision based on your assessment of our business and financial condition, our prospects for the future and the terms of the rights offering.  See “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Will our directors and executive officers participate in the offering?

Our directors and executive officers or their affiliates may participate in the offering, but they are not required to do so.  Certain of our directors and officers have agreed to purchase 498,333 shares in the private placement, and the Daniel M.Tabas Trust has agreed to purchase 2,500,000 shares in the private placement.  The purchase price paid by them will be $1.20 per share, the same price paid by all other persons who purchase shares of our Class A common stock in the offering or in the private placement.  Following the offering, we expect our directors and executive officers, together with their affiliates, to own approximately 9.1 million shares of Class A common stock, or 33% of our total outstanding shares of Class A common stock, and 1.7 million shares of Class B common stock, or 84% of our total outstanding shares of Class B common stock, if we sell 5,000,000 shares of stock in the rights offering and approximately 11.7 million shares in the private placement.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a Royal common stock certificate and you wish to participate in the rights offering, you must deliver a properly completed and signed rights certificate, together with payment of the aggregate purchase price, to the subscription agent at or prior to 5:00 p.m., Eastern Time, on _______, 2014. If you send a personal check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared.  In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate.  Do not deliver documents to Royal or the Bank.  You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment.  You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them by 5:00 p.m., Eastern Time, on ____, 2014.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your basic subscription rights to the fullest extent possible, and your over-subscription option to the fullest extent for which we accept your subscription pursuant to the over-subscription option, based on the amount of the payment received, subject to the availability of shares under the over-subscription option and the elimination of fractional shares.  Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the rights offering.

What should I do if I want to participate in the rights offering but my shares are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own.  If you are not contacted by your nominee, you should contact your nominee as soon as possible.  Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.  You will not receive a rights certificate.  Please follow the instructions of your nominee.  Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, _____, 2014 expiration date that we have established for the rights offering.

What form of payment is required to purchase the shares of common stock in the rights offering?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in U.S. currency, by personal check drawn on a U.S. bank and payable to “Broadridge Corporate Issuer Solutions, Inc.” or by wire transfer of immediately available funds to the account maintained by the subscription agent.  If you send payment by personal check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared.

When will I receive my new shares?

If you purchase stock in the rights offering by submitting a rights certificate and payment we will issue your new shares to you electronically in book entry form upon the closing of the rights offering, which, we expect will take place approximately [ ____ ]  after the expiration date of the rights offering.  If your shares as of April 7, 2014 were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering your nominee will be credited with the shares of Class A common stock you purchase in the rights offering as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No.  All exercises of subscription rights are irrevocable unless the rights offering is cancelled, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights.  You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock in the rights offering.

Are there risks in exercising my subscription rights?

Yes.  The exercise of your subscription rights involves risks.  Exercising your subscription rights involves the purchase of shares of our Class A common stock, and you should consider this investment as carefully as you would consider any other equity investment.  Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 15 of this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes.  The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering.  If we do not complete the rights offering, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.  If you own shares in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase shares of common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights.  If you exercise your subscription rights through a broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering.  You should consult your tax advisor as to your particular tax consequences resulting from the rights offering.  For a detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

What effects will the offering have on our outstanding common stock?

As of December 31, 2013, we had 11,469,940 shares of our Class A common stock issued and 11,016,864 shares of our Class A common stock outstanding and 1,987,142 shares of our Class B common stock issued and outstanding.  In addition, we expect to sell up to 11,666,667 shares of Class A common stock in the private placement, subject to satisfaction of certain closing conditions.  Assuming no options or warrants are exercised and no shares of Class B common stock are converted into Class A shares prior to the closing of the offering and that all shares offered by us hereby are sold in the offering, we expect approximately 18,000,000 shares of our common stock to be outstanding immediately after the closing of the offering, not including any shares sold in the private placement.  In addition, if  11,666,667 shares are sold in the private placement, then we expect approximately 29,667,000 shares of our common stock will be outstanding immediately after closing of the offering and the private placement.

The issuance of shares of our Class A common stock in the offering and the private placement will dilute, and thereby reduce, your proportionate ownership in our shares of common stock even if you fully exercise your basic subscription rights.  In addition, the market price of the shares may decrease between now and the closing of the offering because of the $1.20 price per share at which shares will be sold in the offering and the private placement.

How much will Royal receive from the offering?

We expect the aggregate proceeds in the offering, net of expenses, will be approximately $5.9 million if all of the shares offered hereby by us are sold.

Whom should I contact if I have other questions?

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Broadridge Corporate Issuer Solutions, Inc., at (800) 733-1121 or email shareholder@broadridge.com.

If you have any general questions regarding the rights offering, Royal or the Bank please contact Investor Relations at (610) 668-4700.

SUMMARY

The following summary highlights material information contained elsewhere in or incorporated by reference into this prospectus.  It may not contain all the information that is important to you.  For additional information, you should read this entire prospectus carefully, including “Risk Factors,” and all other information included in or incorporated by reference into this prospectus

The Company

Royal is a Pennsylvania business corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”).  Royal’s headquarters are located at 732 Montgomery Avenue, Narberth, Pennsylvania, 19072. The following table includes some summary financial information about Royal as of and for each of the three years ended December 31, 2013, 2012 and 2011, respectively.  See “Selected Historical Financial Information” for additional information.

(in thousands, except per share data)	For the year ended December 31,
	2013	2012	2011
Net income (loss) attributable to Royal Bancshares	$2,109	$(15,625)	$(8,563)
Net income (loss) to common shareholders	34	$(17,663)	$(10,566)
Income (loss) per share	-	$(1.33)	$(0.80)
Total assets	732,254	$769,455	$844,187
Total deposits	528,964	$554,917	$575,916
Royal Bancshares shareholders’ equity	47,534	$49,758	$66,283

The principal activities of the Company are supervising the Bank, which engages in general banking business principally in Montgomery, Delaware, Chester, Bucks, Philadelphia and Berks counties in Pennsylvania, southern New Jersey, and Delaware.  The Company also has a wholly owned non-bank subsidiary, Royal Investments of Delaware, Inc., which is engaged in investment activities.

As a bank holding company registered under the Bank Holding Company Act, we are subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  In addition, the Bank is subject to regulation, supervision and regular examination by the Pennsylvania Department of Banking and Securities (the “Banking Department”) and the Federal Deposit Insurance Corporation (“FDIC”), and the Bank’s deposits are insured by the FDIC. As a result of deteriorating credit quality, declining earnings, and decreasing capital at Royal Bank, on July 15, 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with each of the FDIC and the Banking Department. The material terms of the orders required Royal Bank to: (i) have and retain qualified management, and notify the FDIC and the Department of any changes in Royal Bank’s Board of Directors or senior management; (ii) increase participation of Royal Bank’s Board of Directors in Royal Bank’s affairs by having the board assume full responsibility for approving Royal Bank’s policies and objectives and for supervising Royal Bank’s management; (iii) eliminate all assets classified as “loss” and formulate a written plan to reduce assets classified as “doubtful” and “substandard” at its regulatory examination; (iv) develop a written plan to reduce delinquent loans, and restrict additional advances to borrowers with existing credits classified as “loss,” “doubtful” or “substandard”; (v) develop a written plan to reduce Royal Bank’s commercial real estate loan concentration; (vi) maintain, after establishing an adequate allowance for loan and lease losses, a ratio of Tier 1 capital to total assets (“leverage ratio”) equal to or greater than 8% and a ratio of qualifying total capital to risk-weighted assets (total risk-based capital ratio) equal to or greater than 12%; (vii) formulate and implement written profit plans and comprehensive budgets for each year during which the orders were in effect; (viii) formulate and implement a strategic plan covering at least three years, to be reviewed quarterly and revised annually; (ix) revise the liquidity and funds management policy and update and review the policy annually; (x) refrain from increasing the amount of brokered deposits held by Royal Bank and develop a plan to reduce the reliance on non-core deposits and wholesale funding sources; (xi) refrain from paying cash dividends without prior approval of the FDIC and the Department; (xii) refrain from making payments to or entering into contracts with the Company or other Royal Bank affiliates without prior approval of the FDIC and the Department; (xiii) submit to the FDIC for review and approval an executive compensation plan that incorporates qualitative as well as profitability performance standards for Royal Bank’s executive officers; (xiv) establish a compliance committee of the Board of Directors of Royal Bank with the responsibility to ensure Royal Bank’s compliance with the orders; and (xv) prepare and submit quarterly reports to the FDIC and the Department detailing the actions taken to secure compliance with the orders.  The FDIC and the Department did not impose or recommend any monetary penalties in connection with the orders.  The orders were subsequently replaced with an informal agreement, known as a memorandum of understanding, in the fourth quarter of 2011, which requires, among other things, that the Bank maintain a leverage ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 12%.

In addition, on March 17, 2010, the Company entered into a written agreement with the Federal Reserve Bank of Philadelphia (the “Federal Reserve Bank”). The material terms of the agreement provided that: (i) the Company’s board of directors would take appropriate steps to fully utilize the Company’s financial and managerial resources to serve as a source of strength to its subsidiary banks, including taking steps to ensure that Royal Bank complied with the orders previously entered into with the FDIC and the Department on July 15, 2009; (ii) the Company’s board of directors would submit to the Federal Reserve Bank a written plan to strengthen board oversight of the management and operations of the consolidated operation; (iii) the Company would not declare or pay any dividends without the prior written approval of the Federal Reserve Bank and the Director of the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the “Director”); (iv) the Company and its nonbank subsidiaries would not make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior approval of the Federal Reserve Bank and the Director; (v) the Company and its nonbank subsidiaries would not incur, increase, or guarantee any debt without the prior written approval of the Federal Reserve Bank; (vi) the Company would not purchase or redeem any shares of its stock without the prior written approval of the Federal Reserve Bank; (vii) the Company would submit to the Federal Reserve Bank an acceptable written capital plan to maintain sufficient capital at the Company on a consolidated basis, which plan will at a minimum address: regulatory requirements for the Company and the Bank, the adequacy of the Bank’s capital taking into account the volume of classified credits, the allowance for loan and lease losses, current and projected asset growth, and projected retained earnings; the source and timing of additional funds necessary to fulfill the consolidated organization’s and the Bank’s future capital requirements; supervisory requests for additional capital at the Bank or the requirements of any supervisory action imposed on the Bank by federal or state regulators; and applicable legal requirements that the Company serve as a source of strength to the Bank; (viii) the Company would submit to the Federal Reserve Bank cash flow projections for 2010 and each subsequent calendar year prior to the beginning of such year; (ix) the Company would comply with applicable legal notice provisions in advance of appointing any new director or senior executive officer or changing the responsibilities of any senior executive officer, and comply with restrictions on indemnification and severance payments imposed by the Federal Deposit Insurance Act; and (x) the Company’s board of directors would submit progress reports to the Federal Reserve Bank detailing the form and manner of all actions taken to secure compliance with the agreement and the results thereof, together with a parent company-level balance sheet, income statement, and, as applicable, report of changes in shareholders’ equity. The written agreement with the Federal Reserve Bank was replaced with a memorandum of understanding in July 2013. See “Risk Factors—Our business may be impacted by the existence of the informal agreements with the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Bank of Philadelphia.”

Our principal executive offices are located at 732 Montgomery Avenue, Narberth, Pennsylvania 19072. Our telephone number is (610) 668-4700.  Our website is www.royalbankamerica.com.  Information on our website is not incorporated by reference into this prospectus and is not a part of this prospectus.

Royal Bank America

The Bank is a Pennsylvania state-chartered bank that commenced operations on October 22, 1963.  Royal Bank is the successor of the Bank of King of Prussia, the principal ownership of which was acquired by the Tabas family in 1980.  The deposits of the Bank are insured by the FDIC. As of December 31, 2013, the Bank also holds a 80% equity interest in Crusader Servicing Corporation (“CSC”) and owns 100% of Royal Tax Lien Services, LLC (“RTL”) and 60% of Royal Bank America Leasing, LP (“Royal Leasing”).  CSC and RTL acquired, through public auction, delinquent tax liens in various jurisdictions thereby assuming a superior lien position to most other lien holders, including mortgage lien holders.  Royal Leasing originates small ticket leases through its internal sales staff and through independent brokers located throughout its business area.

The Bank derives its income principally from interest charged on loans, interest earned on investment securities, and fees received in connection with the origination of loans and other services.  The Bank’s principal expenses are interest expense on deposits and borrowings and operating expenses.  Operating revenues, deposit growth, investment maturities, loan sales and the repayment of outstanding loans provide the majority of funds for activities.

The Bank conducts business operations as a commercial bank offering checking accounts, savings and time deposits, and loans, including residential mortgages, home equity and SBA loans.  The  Bank also offers safe deposit boxes, collections, internet banking and bill payment along with other customary bank services (excluding trust) to its customers.  Drive-up, ATM, and night depository facilities are available.

The Bank’s primary service area includes Pennsylvania, primarily Montgomery, Chester, Bucks, Delaware, Berks and Philadelphia counties, and Camden County, New Jersey.  This area includes residential areas and industrial and commercial businesses of the type usually found within a major metropolitan area.  The Bank serves this area from fifteen branches located throughout Montgomery, Philadelphia, Delaware and Berks counties and Camden County, New Jersey.  The Bank also considers New York, Maryland, and Delaware as a part of its service area for certain products and services.  In the past, the Bank had frequently conducted business with clients located outside of its service area.  The Bank has loans in nineteen states via loan originations and/or participations with other lenders who have broad experience in those respective markets. The Bank’s headquarters are located at 732 Montgomery Avenue, Narberth, Pennsylvania 19072.

Purpose of Offering

On February 20, 2009, as part of the Capital Purchase Program (the “CPP”) established by the United States Department of Treasury (the “U.S. Treasury”), we issued 30,407 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value per share and a liquidation preference of $1,000 per share (the “TARP Shares”), to the U.S. Treasury.  In conjunction with the issuance of the TARP Shares, we issued to the U.S. Treasury a warrant to purchase 1,104,370 shares of our Class A common stock at an exercise price of $4.13 per share.  Cash dividends accrued on the TARP Shares at the rate of 5% per annum until February 20, 2014, and accrue at the rate of 9% per annum thereafter.  Such dividends are cumulative if not paid, and as of February 15, 2014, we had missed 19 quarterly dividend payments, resulting in approximately $8.2 million of unpaid dividends and interest on unpaid dividends on the TARP Shares that have not been recognized in our consolidated financial statements.

We were notified by the U.S. Treasury that the U.S. Treasury will conduct an auction of the TARP Shares (the “Auction”) on [    ], 2014, and that we can participate with other interested purchasers by placing bids for TARP Shares in the Auction.  The Auction is structured as a modified  “Dutch Auction,” in which the interested purchasers submit bids containing the price per share at which they are willing to purchase shares and the number of shares they are willing to purchase at that price.  The highest price at which all of the shares offered would be sold to purchasers submitting bids becomes the price at which all of the shares are sold in the Auction.

We will use the net proceeds of the offering to increase our capital and liquidity. We will accept subscriptions and issue shares in the offering only if any of our bids to purchase TARP Shares in the Auction is successful. We have received approval from the Federal Reserve to use up to $13,988,000 to purchase TARP shares in the Auction. No assurance can be given that we will be successful in our bid to purchase TARP Shares in the Auction or, if successful, how many TARP Shares will be purchased by us in the Auction.  If we are not successful in purchasing TARP Shares in the Auction, we will terminate the subscription rights offering and will not close the private placement.

The estimated net proceeds from the rights offering is $5,925,000, assuming all of the 5,000,000 shares are subscribed for and purchased in the offering.  The estimated net proceeds from the private placement is $14,000,000.  We intend to use the net proceeds from the private placement to bid on the TARP Shares in the Auction.

Private Placement

We expect to complete a private placement of our Class A common stock prior to the closing of the rights offering.  In the private placement we have entered into stock purchase agreements with certain investors.  Pursuant to the stock purchase agreements, subject to the terms and conditions contained therein:

•	Emerald (who we sometimes refer to as the “selling shareholder”) is obligated to purchase from us, at $1.20 per share, 2,400,000 shares of Class A common stock;

•	Another institutional investor (who we sometimes refer to as the "Institutional Investor.") is obligated to purchase from us, at $1.20 per share, 2,400,000 shares of Class A Common Stock ;

•	Certain of the Company’s directors and officers (excluding the Tabas family) are obligated to purchase from us, at $1.20 per share, 498,333 shares of our Class A common stock; and

•	The Daniel M. Tabas Trust is obligated to purchase from us, at $1.20 per share, 2,500,000 shares of our Class A common stock.

If the rights offering closes after the closing on the private placement, Emerald and the other institutional investor each have the option to purchase additional shares of our Class A common stock provided that after such purchases neither Emerald nor the other institutional investor may own more than 9.9% of the outstanding shares of Class A common stock and provided further that the total number of shares sold in the private placement does not exceed 11,666,667.  See “The Private Placement” herein.

The investors’ obligations to purchase the shares subscribed for in the private placement are subject to certain closing conditions, including that we are successful in purchasing TARP Shares in the Auction and that we obtain all governmental approvals necessary for us to purchase TARP Shares in the Auction.  For more information, see “The Private Placement.”

Risk Factors

An investment in our common stock involves risk that could result in the loss of some or all of your investment.  Such risks include, but are not limited to, the following:  (i) our agreements with the FDIC and the Banking Department require the Bank to obtain prior written approval of any dividends that will be paid to the Company; (ii) our loan portfolio, which consists substantially of commercial and commercial real estate loans, subjects us to risks unique to these types of loans; (iii) our dependence on our executive officers; (iv) we face strong competition; (v) we are subject to extensive regulation that could adversely affect our business and growth strategy and we may be adversely affected by regulatory changes, (vi) the private placement is subject to certain conditions and therefore may not close, in which event we will be unable to execute our plan to purchase a portion of our TARP Shares in the Auction; and (vii) there is limited market in our common stock and other factors that could negatively affect our stock price or your ability to re-sell your shares.  You should carefully review all of the risk factors discussed in the “Risk Factors” section beginning on page 15.

The Rights Offering

Issuer	Royal Bancshares of Pennsylvania, Inc.

Securities offered
We are distributing to you, at no charge, one non-transferable subscription right for each share of our common stock that you owned on the record date, either as a holder of record or, in the case of shares held of record by brokers, banks or other nominees, on your behalf, as a beneficial owner of such shares, subject to adjustments to eliminate fractional rights.

Subscription price	$1.20 per share.

Record date	5:00 p.m. Eastern Time on April 7, 2014.

Maximum offering	$6,000,000 (5,000,000 shares)

Common stock to be outstanding after this offering
Assuming no warrants or options are exercised prior to the closing of the offering, we expect approximately 29,667,000 shares of our common stock will be outstanding immediately after completion of the offering, including the shares we expect to issue in the private placement. (1)

Expiration date of the rights offering	5:00 p.m. Eastern Time, on ____, 2014. We may extend the rights offering without notice to you until ____, 2014.

Basic subscription right
The basic subscription right will entitle you to purchase one share of our Class A common stock at a subscription price of $1.20 per share for each share of our common stock that you own.  The number of rights you may exercise appears on your rights certificate if you are a holder of record.  If the number of Class A common shares subscribed for through the exercise of the basic subscription rights exceeds 5,000,000 shares, we will allocate the 5,000,000 available shares among the shareholders who subscribed by multiplying the number of shares that each shareholder subscribed to purchase under his or her basic subscription right by a fraction, the numerator of which is (x) 5,000,000, and the denominator of which is (y) the total number of shares requested by all subscribers through the exercise of their basic subscription rights. If you purchase shares of Class A Common Stock in the private placement, you will not be permitted to purchase shares in the rights offerring until all other shareholders' basic and over-subscription elections are satisfied.

Over-subscription option
If you purchase all of the shares of our Class A common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of our Class A common stock that are not purchased by our shareholders through the exercise of their basic subscription rights.  You may subscribe for shares of Class A common stock pursuant to your over-subscription option, subject to the purchase and ownership limitations described below under the heading “Limitation on the purchase of shares.” We have the right, in our sole discretion, to accept or reject any subscription pursuant to the exercise of over-subscription options in whole or in part on or before the expiration date of the rights offering.

Limitation on the purchase of shares
We will not issue shares of Class A common stock pursuant to the exercise of basic subscription rights or over-subscription options, or otherwise to any shareholder who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of ____, 2014, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.

Non-transferability of rights	The subscription rights may not be sold, transferred (other than by operation of law) or assigned and will not be listed for trading on any stock exchange or market.

No board recommendation
Our board of directors is making no recommendation regarding your exercise of the subscription rights.  We urge you to make your decision based on your own assessment of our business and the rights offering.  Please see “Risk Factors” for a discussion of some of the risks involved in investing in our Class A common stock.

No revocation
All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights.  You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $1.20 per share.

Material U.S. federal income tax consequences
For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right.  You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the subscription rights in light of your particular circumstances.

Extension and cancellation
Although we do not presently intend to do so, we have the option to extend the rights offering expiration date, but in no event will we extend the rights offering beyond ____, 2014.  Our board of directors may cancel the rights offering at any time.  If we cancel the rights offering, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Subscription agent	Broadridge Corporate Issuer Solutions, Inc.

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $5.9 million, if we sell the maximum number of shares we are offering hereby, after deducting estimated offering expenses payable by us. We will use the net proceeds from the offering to increase our liquidity and capital. We will not accept any subscriptions or issue any shares in the offering if we are not successful in purchasing TARP Shares in the Auction.

NASDAQ Capital Market symbol	RBPAA

Risk Factors
An investment in shares of our Class A common stock involves a high degree of risk.  You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 15 and all other information in this prospectus before making a decision to invest in shares of our Class A common stock in this offering.

(1)	The number of shares of our common stock to be outstanding after this offering is based on 13,004,006 shares outstanding as of December 31, 2013 and assumes no shares of our Class B common stock are converted into Class A shares.

Unless otherwise indicated, the number of outstanding shares of common stock presented in this prospectus excludes:  1,104,370 shares of our common stock issuable upon exercise of outstanding warrants to purchase shares of our Class A common stock held by the U.S. Treasury; 182,836 shares of our Class A common stock issuable upon the exercise of outstanding options under our stock incentive plans and employment agreements; and 2,285,213 shares of our Class A common stock that are issuable upon conversion of our outstanding shares of Class B common stock.

RISK FACTORS

Before you invest in our Class A common stock, you should be aware of various risks, including those described below.  You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our Class A common stock.  The risks set out below are not the only risks we face, but include the most significant factors currently known by us that make the offering speculative or risky.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.  If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected.  In such case, the value and trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Us and Our Business

Our business may be impacted by the existence of the informal agreements with the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Bank of Philadelphia.

Our success as a business is dependent upon pursuing various alternatives in not only achieving the growth and expansion of our banking franchise but also in managing our day to day operations.  The existence of the Bank’s informal agreements with the FDIC, the Pennsylvania Department of Banking (“Banking Department”) and the Federal Reserve Bank of Philadelphia limits and impacts our ability to pursue all previously available alternatives in the management of the Company.  Our ability to retain existing retail and commercial customers as well as the ability to attract potentially new customers also may be impacted by the existence of these informal agreements.  Our ability to obtain lines of credit, to receive attractive collateral treatment from funding sources, and to pursue all attractive funding alternatives in this current low interest rate environment could be potentially impacted and thereby limit liquidity alternatives.  The Bank’s ability to pay dividends to the Company, which provides funding for cash dividends to the Company’s shareholders, including the holders of the TARP Shares, and to pay distributions on our Trust Preferred Securities, is subject to prior written consent of the FDIC and the Banking Department.   Moreover, the Company is prohibited from paying cash dividends without the prior written approval of the Federal Reserve Bank of Philadelphia.  Our ability to raise capital in the current economic environment could be potentially limited or impacted as a result of the Bank’s informal agreements with the FDIC, the Banking Department and the Federal Reserve Bank of Philadelphia.  Attracting new management talent is critical to the success of our business and could be potentially impacted due to the existence of these informal agreements.  Under the informal agreement with the FDIC and the Banking Department, the Bank must maintain a minimum Tier 1 leverage ratio and a minimum total risk-based capital ratio of 8% and 12%, respectively.  At December 31, 2013, based on capital levels calculated under regulatory accounting principles, the Bank’s Tier 1 leverage and total risk-based capital ratios were 9.1% and 15.6%, respectively.

The Tabas family currently controls the Company.

Robert Tabas, Chairman of the Board and formerly the Chief Executive Officer of the Company, together with his extended family and their affiliates, own approximately 54% of the outstanding shares of Class A common stock and 84% of the outstanding shares of Class B common stock of the Company.  Because the holders of the Class B common shares are entitled to cast ten votes for each share of Class B common stock, the Tabas family can cast approximately 74% of the total number of votes entitled to be cast in connection with the election of directors and any other matters on which our outstanding preferred shares do not have the right to vote.  In addition, currently, four of the nine directors elected by the holders of the Company’s common stock are members of the Tabas family.  As a result, the Tabas family may be able to block any actions that may be in the Company’s interest but that are not in the interest of the Tabas family.

Our current financial condition and recent operating losses may impair the Company’s ability to grow, generate profits, and pay dividends and may have an adverse impact on the price at which our Class A common stock trades.

During the six year period from January 1, 2008 until December 31, 2013, the Company has incurred net losses of $117.5 million in the aggregate and its total assets have decreased from $1.2 billion to $732.3 million.  These losses were primarily related to charge-offs on our loan and lease portfolio, impairment charges on investment securities, impairment charges on other real estate owned, credit related expenses, and the establishment of a deferred tax valuation allowance.  In addition, our total loans, net of the allowance for loan losses, have decreased from $671.8 million to $352.8 million during the same period as well and the yield on earning assets has decreased.  Our decline in net interest income from $34.7 million in 2008 to $20.2 million in 2013 is a direct result of our decrease in earning assets during this six year period.  As a result of the decline in total loans, we have reduced our total deposits from $760.1 million at December 31, 2008 to $529.0 million at December 31, 2013.

As a result of these operating losses and the shrinking of the Company’s balance sheet, the Company may be unable to take advantage of opportunities to grow organically or by acquiring other financial institutions. In addition, the decline in the Company’s earning assets may adversely affect our net interest income and net income and our ability to generate profits.  If we are unable to generate sufficient profits, we will be unable to pay dividends on our outstanding TARP Shares and Class A common stock, which together with the inability to generate profits could have a material adverse effect on the trading price for our Class A common stock.

We have identified a material weakness relating to accounting for net income tax receivables in connection with the preparation of our financial statements, and failure to develop and maintain adequate internal controls could cause us to have additional material weaknesses, which could adversely affect our operations and financial position.

    In connection with the preparation of our consolidated financial statements for the years ended December 31, 2013 and 2012, we identified a material weakness in our accounting for net income tax receivables.  The tax receivables related to amended tax returns for 2005 through 2007, in which the Company carried back losses from 2008 through 2009.  These amended returns were filed during the time period 2008 through 2011.  During the fourth quarter of 2013 after an IRS joint committee concluded their review of the amended returns, management determined that the tax receivables would not be realized and recorded a $4.8 million cumulative effect adjustment to accumulated deficit, a component of the consolidated statement of changes in stockholders' equity, as of January 1, 2012, with the offsetting adjustment to other assets and other liabilities.  There was no effect on net income or net loss for the periods presented herein as a result of the adjustment.

To remediate the weakness identified above with respect to internal controls related to the accounting for income taxes, we have engaged a nationally recognized independent public accounting firm to review and improve the Company’s accounting procedures related to income taxes.  While we believe that the planned steps will remediate the material weakness in our internal control over financial reporting with respect to accounting for net income tax receivables, no assurances can be made that our remediation is effective until our remedial controls operate for a period of time.

We may in the future also discover additional material weaknesses that require remediation. In addition, an internal control system, no matter how well-designed, cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we might not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC, or other regulatory authorities.

Our business is subject to the success of the local economies and real estate markets in which we operate.

Our success significantly depends on the growth in population, income levels, loans and deposits and on the continued stability in real estate values in our markets.  If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be adversely affected.  Adverse economic conditions in our specific market areas, specifically decreases in real estate property values due to the nature of our loan portfolio, over 80% of which is secured by real estate, could reduce our growth rate, affect the ability of customers to repay their loans and generally affect our financial condition and results of operations.  The Company is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of more diverse economies.

Our concentration of commercial real estate and construction loans is subject to unique risks that could adversely affect our earnings.

Our commercial real estate and construction and land development loan portfolio held for investment was $193.6 million at December 31, 2013 comprising 53% of total loans.  Commercial real estate and construction and development loans are often riskier and tend to have significantly larger balances than home equity loans or residential mortgage loans to individuals.  While we believe that the commercial real estate concentration risk is mitigated by diversification among the types and characteristics of real estate collateral properties, sound underwriting practices, and ongoing portfolio monitoring and market analysis, the repayments of these loans usually depends on the successful operation of a business or the sale of the underlying property.  As a result, these loans are more likely to be unfavorably affected by adverse conditions in the real estate market or the economy in general.  The remaining loans in the portfolio are commercial or industrial loans.  These loans are collateralized by various business assets the value of which may decline during adverse market and economic conditions.  Adverse conditions in the real estate market and the economy may result in increasing levels of loan charge-offs and non-performing assets and the reduction of earnings.  When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss.

Further, under guidance adopted by the federal banking regulators, banks which have concentrations in construction, land development or commercial real estate loans (other than loans for majority owner occupied properties) would be expected to maintain higher levels of risk management and, potentially, higher levels of capital.  It is possible that the Bank may be required to maintain higher levels of capital than it would be otherwise expected to maintain as a result of the Bank’s commercial real estate loans, which may require the Company to obtain additional capital sooner than it would otherwise seek it, which may reduce shareholder returns.

Our allowance for loan and lease losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan and lease losses to provide for loan and lease defaults and non-performance.  Our allowance for loan and lease losses is based on our historical loss experience as well as an evaluation of the risks associated with our loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio.  Our allowance for loan and lease losses may not be adequate to cover actual loan and lease losses and future provisions for loan and lease losses could materially and adversely affect our financial results.

Our current level of non-performing loans and future growth may require us to raise additional capital, but that capital may not be available.

We are required by regulatory authorities to maintain adequate capital levels to support our operations.  We anticipate that our current capital will satisfy our regulatory requirements for the foreseeable future.  However, in order to maintain our well-capitalized status and to support future growth we may need to raise capital.  Our ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside our control, and on our financial performance.  Under its informal agreement with the FDIC, the Bank is required to maintain a minimum Tier 1 leverage ratio of 8% and a total risk-based capital ratio of 12% during the term of the informal agreement.

In addition, on February 20, 2009, we issued 30,407 shares of Fixed Rate Cumulative Preferred Stock, Series A, to the U. S. Treasury under its TARP Capital Purchase Program.  The Series A Preferred Stock issued to the U.S. Treasury has a liquidation preference of $1,000 per share and contains other provisions, including restrictions on the payment of dividends on common stock and on repurchases of any shares of common stock or shares of preferred stock ranking equal to or junior to the Series A Preferred Stock while the Series A Preferred Stock is outstanding, which provisions may make it more difficult to raise additional capital on favorable terms while the Series A Preferred Stock is outstanding.  Therefore, we may be unable to raise additional capital, or to raise capital on terms acceptable to us.  If we cannot raise additional capital when required, our ability to further expand operations through both internal growth and acquisitions could be materially impaired.  In addition, if we decide to raise additional capital, the existing shareholders are subject to dilution.

We may suffer losses in our loan portfolio despite our underwriting practices.

The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices.  These practices often include:  analysis of a borrower’s credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets.  Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, the Company may incur losses on loans that meet these criteria.

Holders of our Series A Preferred Stock have certain voting rights that may adversely affect our common shareholders, and the holders of the Series A Preferred Stock may have interests different from our common shareholders.

As a consequence of missing the sixth dividend payment in the fourth quarter of 2010, the U.S. Treasury had the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid.  The U.S. Treasury exercised its right and appointed two directors to the Company’s board of directors during 2011.  Otherwise, except as required by law, holders of the Series A Preferred Stock have limited voting rights.

For as long as shares of the Series A Preferred Stock are outstanding, in addition to any other vote or consent of the shareholders required by law or our articles of incorporation, the vote or consent of holders of at least 66 2/3% of the shares of the Series A Preferred Stock outstanding is required for any authorization or issuance of shares ranking senior to the Series A Preferred Stock; any amendments to the rights of the Series A Preferred Stock so as to adversely affect the rights, privileges, or voting power of the Series A Preferred Stock; or initiation and completion of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series A Preferred Stock remaining outstanding or such preference securities have the rights, preferences, privileges and voting power of the Series A Preferred Stock.

The holders of our Series A Preferred Stock, including the U.S. Treasury, may have different interests from the holders of our common stock, and could vote to block the forgoing transactions, even when considered desirable by, or in the best interests of the holders of our common stock.

Our ability to pay dividends depends primarily on dividends from our banking subsidiary, which are subject to regulatory limits.  Additionally, we are subject to other dividend limitations.

We are a bank holding company and our operations are conducted by direct and indirect subsidiaries, each of which is a separate and distinct legal entity.  Substantially all of our assets are held by our direct and indirect subsidiaries.  Our ability to pay dividends depends on our receipt of dividends from our direct and indirect subsidiaries.  Our banking subsidiary, Royal Bank is our primary source of dividends.  Dividend payments from our banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies.  The ability of the Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that our subsidiaries will be able to pay dividends in the future or that we will generate adequate cash flow to pay dividends in the future.  The Bank must receive prior written approval from the FDIC and the Banking Department before declaring and paying a dividend to the Company.

Under the terms of the TARP Shares, we are not permitted to declare or pay cash dividends on, or redeem or otherwise acquire, stock that is junior to or on parity with the Series A Preferred Stock issued to the U.S. Treasury at any time when we have not declared and paid full dividends on the Series A Preferred Stock.  We suspended regular quarterly cash dividends on the Series A Preferred Stock in August 2009 and, accordingly, are not permitted at this time to pay dividends on our Class A or Class B Common Stock.

Under the terms of our informal agreement with the Federal Reserve Bank of Philadelphia, we are prohibited from paying any dividends on shares of our stock without the prior written approval of the Federal Reserve Bank of Philadelphia.

In addition, under the terms of our Trust Preferred Securities, we cannot make a dividend payment on or redeem, purchase or otherwise acquire any shares of our capital stock, including the TARP Shares, if there are accrued, deferred distributions outstanding on our Trust Preferred Securities.  As of  March 17, 2014, there were no accrued, deferred distributions on our Trust Preferred Securities.

Competition from other financial institutions may adversely affect our profitability.

We face substantial competition in originating loans, both commercial and consumer.  This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders.  Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs.  This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

In attracting business and consumer deposits, Royal Bank faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds.  Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations.  These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits.  Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations.  As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

The Company’s banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies, peer to peer lenders and governmental organizations which may offer more favorable terms.  Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations.  As a result, such non-bank competitors may have advantages over the Company’s banking and non-banking subsidiaries in providing certain products and services.  This competition may reduce or limit our margins on banking and non-banking services, reduce our market share, and adversely affect our earnings and financial condition.

Our ability to manage liquidity is always critical in our operation, but more so today given the uncertainty within the capital markets.

We monitor and manage our liquidity position on a regular basis to insure that adequate funds are in place to manage the day to day operations and to cover routine fluctuations in available funds.  However, our funding decisions can be influenced by unplanned events.  These unplanned events include, but are not limited to, the inability to fund asset growth, difficulty renewing or replacing funds that mature, the ability to maintain or draw down lines of credit with other financial institutions, significant customer withdrawals of deposits, and market disruptions.  The Federal Home Loan Bank of Pittsburgh had imposed an over collateralized delivery requirement of 105% on Royal Bank.  The available amount for future borrowings will be based on the amount of collateral to be pledged.  We have a liquidity contingency plan in the event liquidity falls below an acceptable level, however in today’s economic environment, we are not certain that those sources of liquid funds will be available in the future when required.  As a result, loan growth may be curtailed to maintain adequate liquidity, loans may need to be sold in the secondary market, investments may need to be sold or deposits may need to be raised at above market interest rates to maintain liquidity.

We may face substantial potential legal liability which would adversely impact our business and financial results and damage our reputation.

On September 26, 2012, CSC voluntarily entered into a plea agreement with the United States Department of Justice (the “Justice Department”) in which CSC entered a guilty plea in the United States District Court of New Jersey to one count of bid-rigging at certain auctions for tax liens in New Jersey.  Under the terms of the plea agreement, which the Court accepted at the September 26, 2012 plea hearing, the Justice Department agreed not to bring further criminal charges against CSC and will not bring criminal charges against RTL, or any current or former director, officer, or employee of CSC or RTL (with the exception of the former President of CSC and RTL and persons who bid at tax lien auctions on behalf of CSC or RTL), for any act or offense committed prior to the date of the plea agreement that was in furtherance of any agreement to rig bids at municipal tax lien sales or auctions in the State of New Jersey.  The Justice Department further agreed to recommend that the appropriate fine to CSC would be $2.0 million, which has been recognized in the Company’s financial statements.  At the sentencing hearing held in December 2012, the sentencing judge agreed with the Justice Department’s recommendation and imposed a $2.0 million fine for CSC. The Company paid $400,000 of the fine in 2012 and $320,000 in 2013. The remaining balance is payable in annual installments of $320,000 each during 2014 through 2017.  In August 2013, the Company entered into an agreement settling the private class action lawsuits filed with respect to the tax lien operations for $1.65 million. The settlement agreement is subject to court approval after notice to the class of plaintiffs covered by the settlement agreement and a hearing.

Negative publicity could damage our reputation and adversely impact our business and financial results.

Reputation risk, or the risk to the Company’s earnings and capital from negative publicity, is inherent in our business.  Negative publicity can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities.  Negative publicity can adversely affect our ability to keep and attract customers and can expose the Company to litigation and regulatory action.  Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a larger diversified financial services company with a high industry profile, is inherently exposed to this risk.

Anti-takeover provisions in our corporate documents and in Pennsylvania corporate law may make it difficult and expensive to remove current management.

Anti-takeover provisions in our articles of incorporation and bylaws and in Pennsylvania law may render the removal of our existing board of directors and management more difficult.  Consequently, it may be difficult and expensive for our stockholders to remove current management, even if current management is not performing adequately.  See “Description of Capital Stock” for a description of anti-takeover provisions in our corporate documents and under Pennsylvania law.

Our articles of incorporation and bylaws limit the liability of our directors.

Our bylaws provide that, to the full extent permitted by Pennsylvania law, no director of Royal Bancshares will be liable to us or our shareholders for money damages.  This limitation could impair the ability of us and our shareholders to recover for damages resulting from acts or omissions of our directors.

Risks Related to Our Industry

Difficult market conditions and economic trends have adversely affected our industry and our business.

We are exposed to downturns in the U. S. housing market.  Dramatic declines in the housing market over the past few years, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage, consumer, commercial and construction loan portfolios resulting in significant write-downs of assets by many financial institutions.  In addition, the values of real estate collateral supporting many loans have declined and may continue to decline.  General downward economic trends, reduced availability of commercial credit and increasing unemployment may negatively impact the credit performance of commercial and consumer credit, resulting in additional write-downs.  Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other.  This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity.  Financial institutions have also experienced decreased access to borrowings.  While the economy and market conditions have improved, the current economic recovery has been much weaker than recent economic recoveries post-recession and unemployment, despite recent improvement, remains high.  The existing economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.  A worsening of current economic conditions would likely exacerbate the adverse effects of existing market conditions on us and others in the industry.  In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•	Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions.

•	We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

•	Our ability to borrow from other financial institutions or the Federal Home Loan Bank on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events.

•	We may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits.  The primary source of our income is the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities.  As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities.  In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations.  An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations.  Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Recent and future governmental regulation and legislation could limit our future growth.

The Company and our subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of the Company and our subsidiaries.  These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds.  Any changes to these laws may negatively affect our ability to expand our services and to increase the value of our business.  While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on the Company, these changes could be materially adverse to shareholders.

Changes in consumers’ use of banks and changes in consumers’ spending and saving habits could adversely affect the Company’s financial results.

Technology and other changes now allow many consumers to complete financial transactions without using banks.  For example, consumers can pay bills and transfer funds directly without going through a bank.  This disintermediation could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.  In addition, changes in consumer spending and saving habits could adversely affect our operations, and we may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.

Geopolitical conditions may also affect our earnings.  Acts or threats or terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

Risks Related to an Investment in Our Common Stock

Future dividend payments and common stock repurchases are subject to certain restrictions by the terms of our outstanding TARP Shares and our Trust Preferred Securities.

Under the terms of the CPP, for so long as any preferred stock issued under the CPP remains outstanding, we are prohibited from making a dividend payment or share repurchase on our common stock if we do not remain current on our preferred stock dividend payments.  In addition, if we exercise our right to defer payment of distributions on our Trust Preferred Securities, we cannot make a dividend payment on or repurchase shares of our capital stock until we end such deferral and pay all accrued, deferred distributions owed on such Trust Preferred Securities.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We expect that we will retain all earnings, if any, for operating capital, and we do not expect to pay any dividends on our common stock in the near future.  In addition, the payment of cash dividends may be made only if we are in compliance with certain applicable regulatory requirements governing the payment of cash dividends.  Our ability to declare and pay cash dividends is dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Pennsylvania and federal law and regulations, our income and financial condition, tax considerations and general business conditions.  Even if we have earnings in an amount sufficient to pay cash dividends, the board of directors may decide to retain earnings for the purpose of financing growth.  We cannot assure you that cash dividends on our common stock will ever be paid.  You should not purchase shares of our Class A common stock in the offering if you need or desire dividend income from this investment.  See “Market for Common Stock, Dividend Policy and Related Shareholder Matters.”

Holders of our Class B common stock have certain rights that may adversely affect our Class A common shareholders, and the holders of the Class B common stock may have interests different from our common shareholders.

Holders of shares of our Class B common stock have the right to cast ten votes for each share of Class B common stock held by such shareholder.  Holders of the Class B common shares may have different interests from the holders of our Class A common stock and could vote to approve actions that would not be in the best interests of the Class A shareholders or to block actions that would be in the best interests of the Class A shareholders.  In addition, holders of Class B common shares can convert such shares into 1.15 shares of Class A common stock at any time.  Therefore, in the event of a sale or liquidation of the Company, the holders of the Class B shares have the right to convert such Class B shares into Class A shares and receive a larger percentage of the cash or other assets to be distributed to the Company’s shareholders than if such Class B shares were not convertible.

We can sell additional shares of common stock without consulting shareholders and without offering shares to existing shareholders, which would result in dilution of shareholders’ interests in Royal and could depress our stock price.

Our articles of incorporation currently authorize an aggregate of 43,000,000 shares of common stock, 13,004,006 of which are outstanding as of the date of this prospectus, 1,104,370 are reserved for issuance pursuant to outstanding warrants, 182,836 of which are reserved for issuance pursuant to outstanding options granted under our stock incentive plans and employment agreements, and an additional 298,071 shares of our Class A common stock are reserved for issuance upon conversion of outstanding shares of our Class B common stock.  In addition, approximately 11,666,000 shares of Class A common stock are expected be issued pursuant to the private placement and 5,000,000 shares are offered by us hereby.  Our articles of incorporation also authorize the issuance of 500,000 shares of preferred stock.  Our board of directors is authorized to issue additional shares of common stock and preferred stock, at such times and for such consideration as it may determine, without shareholder action.  The ability of the board of directors to issue shares of capital stock, and the existence of authorized but unissued shares of common stock and preferred stock, could have the effect of rendering more difficult or discouraging hostile takeover attempts, or of facilitating a negotiated acquisition and could affect the market for and price of our common stock.  Because our common shareholders do not have preemptive rights to purchase shares of our capital stock (that is, the right to purchase a shareholder’s pro rata share of any securities issued by the Company), any future offering of capital stock could have a dilutive effect on holders of our common stock.  See “Description of Capital Stock.”

Our share price will fluctuate, which may make it difficult for you to sell your Class A common stock.

The market price of our Class A common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects.  As a result, the market price of our Class A common stock may be below the price you want to sell it at if and when you decide to sell your shares of Class A common stock.  Factors that may affect market sentiment include:

•	operating results that vary from the expectations of our management or of securities analysts and investors;

•	developments in our business or in the financial service sector generally;

•	regulatory or legislative changes affecting our industry generally or our business and operations in particular;

•	operating and securities price performance of companies that investors consider to be comparable to us;

•	changes in estimates or recommendations by securities analysts;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by us or our competitors; and

•	changes in financial markets and national and local economies and general market conditions, such as interest rates and stock, commodity, credit or asset valuations or volatility.

Since 2008 and continuing through the present, the business environment for financial services firms has been extremely challenging.  During this period many publicly traded financial services companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies.  We may experience market fluctuations that are not directly related to our operating performance, but are influenced by the market’s perception of the state of the financial services industry in general and, in particular, the market’s assessment of general credit quality conditions, including default and foreclosure rates in the industry. Due to our operating losses, the market price of the Company’s Class A common stock decreased by 58.6% between January 1, 2009 and December 31, 2013. During the same period, the SNL Bank and Thrift Index has increased by 57.5% and a peer group of twenty-one banks headquartered in the Mid-Atlantic region with total assets between $700 million and $1.5 billion has increased by 31.7%.

While the U.S. and other governments continue efforts to restore confidence in financial markets and promote economic growth, further market and economic turmoil could still occur in the near- or long-term, negatively affecting our business, financial condition and results of operations, as well as the price, trading volume and volatility of our common stock.

Our stock value may suffer from anti-takeover provisions that may impede potential takeovers.

Provisions in our corporate documents and in Pennsylvania corporate law may make it difficult and expensive for a potential acquiror to pursue a tender offer, change in control or takeover attempt of us.  As a result, you may not have an opportunity to participate in such a transaction, even if the potential acquirer were to offer a premium over the then prevailing market price of our stock.  See “Description of Capital Stock” for a description of anti-takeover provisions in our corporate documents and under Pennsylvania law.

Risks Related to the Offering Generally

The subscription price may not be indicative of the future price of our common stock.

Our board of directors, the majority of whom are independent directors, determined the subscription price for the shares offered in the rights offering.  The subscription price was set based on the price of the shares of Class A common stock offered and sold in the private placement, was determined by the board of directors after arms-length negotiation with the investors in the private placement, and is based on a variety of factors.  The subscription price of $1.20 per share represents approximately 93.0% of our reported tangible common book value per share at December 31, 2013, and may or may not be considered the fair value or intrinsic value of our Class A common stock.

If you purchase shares in the offering, you may not be able to sell them at or above the subscription price.  The trading price of the Class A common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions.  Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility.  These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.  Accordingly, we cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the subscription price.  See “The Rights Offering — Determination of Subscription Price.”

We can decide to not accept all or a part of your subscription pursuant to the exercise of over-subscription options.  Until that decision is made, you will not have use of your funds.

With respect to the exercise of over-subscription options in the rights offering, to the extent shares remain available after expiration of the rights offering, we will have broad and sole discretion in determining which subscriptions to accept, in whole or in part.  In deciding which subscriptions to accept, we may consider, among other things, the order in which subscriptions are received, a subscriber’s potential to do business with, or to direct business to, the Bank and legal or regulatory restrictions.  As a result, a subscriber cannot be assured of receiving any shares subscribed for pursuant to the exercise of over-subscription options, and may forego use of all or a portion of such subscriber’s funds pending allocation of available shares.

You will not be able to sell the shares you buy in the offering until your account is credited with the shares of common stock.

If you purchase shares of our common stock in the rights offering by submitting a rights certificate and payment, we will issue to you in book entry form the shares of Class A common stock you purchase in the rights offering upon closing of the rights offering, which we expect will take place concurrently with the closing of the private placement.  If your shares are held by a custodian bank, broker, dealer or other nominee and you purchase shares of our Class A common stock in the rights offering, your account with your nominee will be credited with the shares of Class A common stock you purchased in the rights offering upon closing of the rights offering.  Until the shares of common stock you purchase in the offering are issued to you in book entry form or credited to your account, you may not be able to sell your shares.

Because our securities are not guaranteed or insured by any governmental agency, you could lose your entire investment.

The shares offered in this offering are not savings accounts or deposits, are not insured or guaranteed by the FDIC or any other governmental agency, and involve investment risk, including the possible loss of your entire investment.

If you do not exercise your subscription rights, including a certain percentage of your over‑subscription option, or we do not accept a certain percentage of your subscription pursuant to your exercise of the over-subscription option, your percentage ownership will be diluted.

Assuming we sell the full amount of shares issuable in connection with the rights offering, we will issue 5,000,000 shares of our Class A common stock.  If you choose not to exercise your subscription rights and we sell shares to other shareholders in the rights offering and to the investors in the private placement, your relative ownership interest in our common stock will be diluted.  Even if you fully exercise your basic subscription rights, but do not subscribe for a certain number of additional shares pursuant to the exercise of your over-subscription option (to the extent shares are available through the over-subscription option), or we do not accept such subscription in whole or in part, you will experience dilution as a result of the sale of shares to the investors in the private placement.

You may not revoke your exercise of rights; we may cancel the rights offering at any time without further obligation to you.

Once you have exercised your subscription rights, you may not revoke your exercise even if you learn information about us that you consider to be unfavorable.  We may terminate the rights offering at our discretion.  If we cancel the rights offering, we will not have any obligation to you except to return any payment received, without interest or deduction, as soon as practicable.  If we are not successful in purchasing any of our TARP Shares in the Auction, we will terminate the subscription rights offering and will not close the private placement.

The subscription rights are not transferable, and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights.  The subscription rights are only transferable by operation of law.  Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.  You must exercise the subscription rights and purchase common stock to realize any potential value from your subscription rights.

If you do not act promptly and follow the subscription instructions, we may reject your exercise of subscription rights.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., Eastern Time, on _______, 2014.  If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering.  We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering.  If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent may reject your subscription or accept it only to the extent of the payment received.  Neither we nor the subscription agent undertake any action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment.  We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

We cannot guarantee that you will receive any or the entire amount of shares for which you over-subscribed.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for an additional number of shares, however, we have the right to accept or reject subscriptions in whole or in part pursuant to the exercise of over-subscription options in our sole discretion.  To the extent we do not otherwise reject a subscription, we expect that in general shares will be allocated pursuant to the exercise of over-subscription options proportionately among rights holders who over-subscribed, based on the number of over-subscription shares to which they subscribed.  We cannot guarantee that you will receive any or the entire amount of shares for which you over-subscribed.  If the amount of shares allocated to you in connection with your over-subscription option is less than your over-subscription request, or we otherwise reject all or a portion of your subscription pursuant to your exercise of the over-subscription option, then the excess funds held by the subscription agent on your behalf will be returned to you as soon as practicable, without interest or penalty, and we will have no further obligations to you.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical consolidated financial information set forth below has been derived in part from our audited consolidated financial statements, and should be read in conjunction with those consolidated financial statements and the accompanying notes.  The financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 set forth below has been derived from our audited consolidated financial statements incorporated by reference in this prospectus.  The financial information as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2011, 2010 and 2009 has been derived in part from audited consolidated financial statements that do not appear in this prospectus. The ratios and other data presented are unaudited and have been derived from our records.

Statement of Operations Data	For the years ended December 31,
(in thousands, except share data)	2013	2012	2011	2010	2009
Interest income	$27,524	$31,981	$39,377	$57,262	$66,043
Interest expense	7,357	9,899	14,086	25,994	37,439
Net interest income	20,167	22,082	25,291	31,268	28,604
(Credit) Provision for loan and lease losses	(872)	5,997	7,728	22,140	26,605
Net interest income after (credit) provision for loan and lease losses	21,039	16,085	17,563	9,128	7,999
Gains (loss) on investment securities	158	1,030	1,782	1,290	1,892
Gains on sales related to real estate joint ventures	-	-	1,750	-	-
Net gains on sales of other real estate owned	1,427	363	1,638	1,019	294
Service charges and fees	1,323	1,218	1,128	1,266	1,419
Income from bank owned life insurance	539	553	391	379	1,099
Gains on sale of loans and leases	686	2,057	337	666	914
Income related to real estate owned via equity investments	-	-	478	564	1,302
Gain on sale of security claim	-	-	-	1,656	-
Gain on sale of premises & equipment related to real estate owned via equity investments	-	-	-	667	1,817
Gain on sale of premises and equipment	2,524	-	-	-	-
Other income	207	747	1,110	737	578
Total other than temporary impairment losses on investment securities	-	(2,359)	(1,796)	(566)	(13,431)
Portion of loss recognized in other comprehensive loss	-	-	-	87	2,390
Net impairment losses recognized in earnings	-	(2,359)	(1,796)	(479)	11,041)
Total other income (loss)	6,864	3,609	6,818	7,765	(1,726)
Income (loss) before other expenses & income taxes		19,694	24,381	16,893	6,273
Non-interest expense
Salaries and benefits	10,276	11,576	11,013	11,626	12,235
Impairment related to OREO	2,785	6,741	5,522	7,374	4,537
Impairment related to real estate owned via equity investments	-	-	-	2,600	-
Expenses related to real estate owned via equity investments	-	-	-	529	907
Impairment related to real estate joint venture	-	-	-	1,552	-
Other	13,269	18,007	15,534	17,062	19,977
Total other expense	26,330	36,324	32,069	40,743	37,656
Income (loss) before tax expense	1,573	(16,630)	(7,688)	(23,850)	(31,383)
Income tax expense	42	-	-	-	474
Net income (loss)	$1,531	$(16,630)	$(7,688)	$(23,850)	$(31,857)
Less net (loss) income attributable to noncontrolling interest	$(578)	$(1,005)	$875	$243	$1,402
Net income (loss) attributable to Royal Bancshares	2,109	(15,625)	(8,563)	(24,093)	(33,259)
Less Series A Preferred stock accumulated dividend and accretion	2,075	2,038	2,003	1,970	1,672
Net income (loss) to common shareholders	34	(17,663)	(10,566)	(26,063)	(34,931)

Basic and diluted loss per common share	$-	$(1.33)	$(0.80)	$(1.97)	$(2.64)

Balance Sheet Data		December 31,
(In thousands)	2013	2012	2011	2010	2009
Total Assets	$732,254	$769,455	$844,187	$976,365	$1,288,465
Total average assets (2)	740,324	819,211	902,241	1,173,661	1,290,865
Loans, net	352,810	326,904	397,863	475,725	656,533
Total deposits	528,964	554,917	575,916	693,913	881,755
		`
Total average borrowings (1)	133,261	149,416	177,517	256,688	307,225

Total shareholders’ equity (3)	47,534	49,758	66,283	79,296	96,359
Total average shareholders’ equity	50,533	67,794	76,337	99,048	102,664

Other Data
Return on average assets	(0.28%)	(1.91%)	(0.95%)	(2.05%)	(2.58%)
Return on average equity	4.17%	(23.05%)	(11.22%)	(24.32%)	(32.40%)
Average equity to average assets	6.83%	8.28%	7.89%	6.76%	7.46%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%

(1)	Includes obligations through VIE equity investments and subordinated debt.
(2)	Includes premises and equipment of VIE for years 2008 through 2010
(3)	Excludes noncontrolling interest

USE OF PROCEEDS

Because the offering is not underwritten, we are presenting this information assuming that we sell the maximum number of shares of common stock available for sale in the offering.  We will not receive any proceeds from the sale of the 2,410,000 shares of common stock being offered for resale by the selling shareholder.

Gross offering proceeds	$6,000,000
Estimated expenses of the offering	$75,000
Net proceeds from the offering	$5,925,000

We will use the net proceeds from the offering to increase our liquidity and capital. We will accept subscriptions and issue shares in the offering only if we are successful in purchasing TARP Shares in the Auction.

MARKET FOR COMMON STOCK, DIVIDEND POLICY AND RELATED SHAREHOLDER MATTERS

The Company’s Class A Common Stock is traded on the NASDAQ Global Market under the symbol RBPAA.  There is no market for the Company’s Class B Common Stock.  The Class B shares may not be transferred in any manner except to the holder’s immediate family.  Class B shares may be converted to Class A shares at the rate of 1.15 to 1.

The following table shows the range of high and low closing prices for the Company’s Class A common stock as reported by NASDAQ.  The closing sale price for the Company’s Class A common stock on April__, 2014, was $_____

Closing Prices
2013	High	Low
First Quarter	$1.85	$1.21
Second Quarter	1.54	1.20
Third Quarter	1.99	1.31
Fourth Quarter	1.34	1.75

2012	High	Low
First Quarter	$1.65	$1.25
Second Quarter	1.97	1.23
Third Quarter	3.03	1.70
Fourth Quarter	2.25	1.02

2011	High	Low
First Quarter	$1.92	$1.52
Second Quarter	1.84	1.28
Third Quarter	1.45	0.95
Fourth Quarter	1.54	0.82

The approximate number of recorded holders of the Company’s Class A and Class B Common Stock, as of February 28, 2013, is shown below:

Title of Class	Number of record holders
Class A Common stock	258
Class B Common stock	133

Dividends

Subject to certain limitations imposed by law or the Company’s articles of incorporation, the Board of Directors of the Company may declare a dividend on shares of Class A or Class B Common Stock.

Stock Dividends:  Future stock dividends, if any, will be at the discretion of the board of directors and will be dependent on the level of earnings and compliance with regulatory requirements.  Stock dividends have not been declared since 2006.

Cash Dividends:  The Company did not pay cash dividends on its common stock in 2013, 2012, 2011, and 2010.  Future dividends depend upon net income, capital requirements, and appropriate legal restrictions and other factors relevant at the time the Board of Directors of the Company considers dividend policy.  Cash necessary to fund dividends available for dividend distributions to the shareholders of the Company must initially come primarily from dividends paid by its direct and indirect subsidiaries, including Royal Bank to the Company.

Under the Pennsylvania Business Corporation Law, the Company may pay dividends only if, after giving effect to the dividend payment, the total assets of the Company would exceed the total liabilities of the Company plus the amount necessary to satisfy preferential rights of holders of senior shareholders, and the Company is solvent and would not be rendered insolvent by the dividend payment.  There are also restrictions set forth in the Pennsylvania Banking Code of 1965 (the “Banking Code”) and in the Federal Deposit Insurance Act (“FDIA”) concerning the payment of dividends by the Bank.  Under the Banking Code, no dividends may be paid except from “accumulated net earnings” (generally retained earnings).  Under the FDIA, no dividend may be paid if a bank is in arrears in the payment of any insurance assessment due to the FDIC.  In addition, dividends paid by Royal Bank to the Company would be prohibited if the effect thereof would cause Royal Bank’s capital to be reduced below applicable minimum capital requirements.  Therefore, the restrictions on Royal Bank’s dividend payments are directly applicable to the Company.  See “Note 14 – Shareholder’s Equity” of the Notes to Consolidated Financial Statements for the year ended December 31, 2013 included in the Company’s Annual Report on 10-K for the fiscal year ended December 31, 2013 and incorporated by reference into this prospectus.

On August 13, 2009, the Company’s board of directors determined to suspend regular quarterly cash dividends on the $30.4 million in Series A Preferred Stock.  The Company’s board of directors took this action in consultation with the Federal Reserve Bank of Philadelphia as required by regulatory policy guidance. As of February 15, 2014, the Series A Preferred stock dividend in arrears, including accrued interest on unpaid dividends, was approximately $8.2 million and has not been recognized in the consolidated financial statements.  As a consequence of missing the sixth dividend payment in the fourth quarter of 2010, the U.S. Treasury had the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid.  The U.S. Treasury exercised its right and appointed two directors to the Company’s board of directors during 2011.

Royal Bank must receive prior approval from the FDIC and the Banking Department before declaring and paying a dividend to the Company.  Under its informal agreement with the Federal Reserve Bank of Philadelphia, the Company may not declare or pay any dividends without the prior written approval of the Federal Reserve Bank of Philadelphia.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at December 31, 2013.

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 5,000,000 shares of common stock in this offering, assuming simultaneous closing of the private placement, after deducting estimated offering expenses as if it had occurred on December 31, 2013.

This table should be read in conjunction with “Selected Historical Financial Information,” included herein and the consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2013 and incorporated by reference in this prospectus.

	As of December 31, 2013	As Adjusted to Reflect Private Placement Assuming 11,656,667 Shares Sold[1]	Pro Forma Assuming 5,000,000 shares Sold in Offering[2]
		(in thousands)
Cash and cash equivalents
	$16,844	$16,844	$22,769

Total Indebtedness	$133,655	$133,655	$133,655

Shareholders’ Equity:

Series A Preferred Stock (liquidation preference of $1,000 per share) 30,407 shares issued and outstanding at December 31, 2012	$29,950	$15,962	$15,962

Class A Common Stock, par value $2.00 per share; 40,000,000 shares authorized; 11,431,638 shares issued and outstanding	$22,940	$46,253	$56,253

Class B Common Stock, par value $0.10 per share; 3,000,000 shares authorized; 2,020,499 shares issued and outstanding	$199	$199	$199

Surplus	127,299	117,974	113,899

Accumulated Deficit	(120,396)	(120,396)	(120,396)

Accumulated other comprehensive (loss) income	(6,122)	(6,122)	(6,122)

Treasury Stock	(6,336)	(6,336)	(6,336)

Total shareholders’ equity	$47,534	$47,534	$53,459

Total shareholders’ equity and long term debt	$181,189	$181,189	$187,114

Capital Ratios:

Tier 1 risk based capital ratio	15.22%	15.22%	16.96%

Total risk based capital ratio	18.09%	18.09%	19.31%

Leverage ratio	9.73%	9.73%	10.88%

Equity to assets ratio	6.49%	6.49%	7.24%

1  Assumes that the $13,988,000 in proceeds from the private placement is used to purchase 14,000 TARP Shares in the Auction.
2  Assumes $5,925,000 of net proceeds from the rights offering is used to increase capital and liquidity at the holding company level.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be accreted to the extent of the difference between the subscription price of our Class A common stock and the pro forma as adjusted tangible net book value of our common stock after giving effect to this offering.

As of December 31, 2013, our net tangible common book value was approximately $17.1 million, or $1.29 per share of common stock.  Our net tangible common book value per share represents our tangible assets less our liabilities and preferred stock divided by our shares of common stock outstanding as of December 31, 2013.

After giving effect to our sale of shares of Class A common stock in both the private placement (assuming the sale of 11,656,666 shares in the private placement) and 5,000,000 shares in this offering at the subscription price of $1.20 per share, and after deducting estimated offering expenses payable by us, our as adjusted net tangible common book value as of December 31, 2013 would have been $37.1 million, or $1.24 per share of common stock.  This represents an immediate decrease in the as adjusted net tangible common book value of $0.05 per share to existing shareholders and an immediate increase of $0.04 per share to new investors.

The following table illustrates this dilution:

Sale of 16,666,656 shares:
Per-share subscription price	$1.20
Net tangible common book value as of December 31, 2013	$17,129,000
Dilution per share attributable to this offering	$0.04
As adjusted net tangible common book value per share after the private placement and this offering	$1.24
Increase in net tangible common book value per share to new investors in this offering	$0.05

 THE RIGHTS OFFERING

The Subscription Rights

We are distributing to the holders of our common stock as of April 7, 2014, at no cost to shareholders, non-transferable subscription rights to purchase shares of our Class A common stock at $1.20 per share.  The subscription rights entitle the holders of our common stock to purchase an aggregate of 5,000,000 shares of our Class A common stock for an aggregate purchase price of $6.0 million.

Each holder of record of our common stock will receive one subscription right for each share of our Class A common stock owned by such holder as of 5:00 p.m., Eastern Time, on April 7, 2014.  Each subscription right entitles the holder to a basic subscription right and an over-subscription option.

Basic Subscription Right.  With your basic subscription right, you may purchase one share of our Class A common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $1.20 per share, prior to the expiration of the rights offering.  The number of rights you are entitled to pursuant to your basic subscription right appears on your rights certificate if you are a holder of record (see “— Beneficial Owners” if you hold your shares through a nominee).  You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription right.  However, if you do not exercise all of your basic subscription right in full, you will not be entitled to subscribe for shares under your over-subscription option.

If the number of Class A common shares subscribed for through the exercise of the basic subscription rights exceeds 5,000,000 shares, we will allocate the 5,000,000 available shares among the shareholders who subscribed by multiplying the number of shares that each shareholder subscribed to purchase under his or her basic subscription right by a fraction, the numerator of which is (x) 5,000,000, and the denominator of which is (y) the total number of shares requested by all subscribers through the exercise of their basic subscription rights.

Shareholders who purchase shares of our Class A common stock in the private placement may subscribe to purchase shares in the rights offering, but such subscriptions will be accepted only if the basic subscription and over-subscription requests of all other shareholders who do not purchase shares in the private placement have been satisfied.

At the closing of the rights offering, which we anticipate will be concurrent with the closing of the private placement, shares purchased pursuant to the basic subscription rights will be issued in book entry form in the name of the purchasers and we will record or cause to be recorded in our stock ledger the name of the persons to whom such shares are issued.

Over-Subscription Option.  If you purchase all of the shares of Class A common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of our Class A common stock that are not purchased by other shareholders through the exercise of their basic subscription rights.  We have the right, in our sole discretion, to accept or reject any subscription pursuant to the exercise of over-subscription options on or before the expiration date of the rights offering.  If sufficient shares of Class A common stock are available, however, we expect that we will generally honor the over-subscription requests in full.  If over-subscription requests exceed the number of shares of Class A common stock available, we expect that we will allocate the available shares of common stock among shareholders who over-subscribed by multiplying the number of shares requested by each shareholder through the exercise of their over-subscription options by a fraction which equals (x) the number of shares available to be issued through over-subscription options divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription options. Subscription requests submitted by shareholders who purchase shares in the private placement will not be included in determining the number of shares available to be issued through over-subscription requests or in the allocation of such shares.

In order to properly exercise your over-subscription option, you must deliver the subscription payment related to your over-subscription option at the time you deliver payment related to your basic subscription right.  Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription option, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our Class A common stock that may be available to you.  For that calculation, you must assume that no shareholder other than you will subscribe for any shares of Class A common stock pursuant to their basic subscription right.

You may not be able to purchase the entire number of shares issuable upon the exercise of your over-subscription option.  We have the right to accept or reject subscriptions pursuant to the exercise of over-subscription options in whole or in part.  In addition, we will not be able to satisfy any orders for shares pursuant to the over-subscription option if all of our shareholders exercise their basic subscription rights in full.  We can only accept an over-subscription option to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription rights.

To the extent the aggregate subscription price of the actual number of unsubscribed shares we allocate to you pursuant to your exercise of the over-subscription option is less than the amount you paid in connection with the exercise of the over-subscription option, any excess subscription payments will be returned to you, without interest or penalty, as soon as practicable but in any case within 90 days of the payment date.

To the extent the amount you paid in connection with your exercise of the over-subscription option is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription option, you will be allocated a maximum of the number of unsubscribed shares for which you actually paid in connection with your exercise of the over-subscription option.

At the closing of the offering, shares purchased pursuant to the over-subscription option will be issued in book entry form in the name of the purchasers and we will record or cause to be recorded in our stock ledger the name of the persons to whom such shares are issued.

Reasons for the Offering

As described elsewhere in this prospectus, we are conducting the offering to provide the funds and capital to permit us to purchase TARP Shares in the Auction and to increase our liquidity and capital at the holding company.

Our board of directors has chosen to structure the offering as a rights offering in order to allow existing shareholders to acquire additional shares of our Class A common stock based on their pro rata ownership percentage and provide such shareholders the opportunity to limit their ownership dilution from the sale of our Class A common stock in the offering and the private placement.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified.  You may exercise your subscription rights as follows:

Subscription by Registered Holders.  If you hold a Royal Bancshares stock certificate, the number of rights you may exercise pursuant to your basic subscription right is indicated on the enclosed rights certificate.  You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address set forth below under “— Subscription Agent; Delivery of Subscription Materials and Payment,” to be received prior to 5:00 p.m., Eastern Time, on _____, 2014, unless the offering is extended by our board of directors in its sole discretion.

Subscription by Beneficial Owners.  If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate.  Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own at the record date.  If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, _____, 2014 expiration date that we have established for the rights offering.

Your subscription rights will not be considered exercised unless the subscription agent actually receives from you, your broker, dealer, custodian bank or nominee, as the case may be, all of the required documents and your full subscription price payment prior to 5:00 p.m. Eastern Time, on ____, 2014, the scheduled expiration date of the rights offering, unless the offering is extended by our board of directors.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

•	Personal check payable to “Broadridge Corporate Issuer Solutions, Inc.” the subscription agent, drawn upon a United States bank;

•	Certified check payable to “Broadridge Corporate Issuer Solutions, Inc.” drawn upon Royal Bank; or

•	by wire transfer of immediately available funds at the following account: ABA No. 121000248, further credit to Account No. 4124218686 at Wells Fargo Bank, with an account name of “Broadridge Corporate Issuer Solutions, Inc. FBO Royal Bancshares” (the “Subscription Account”). Any wire transfer should clearly indicate the identity of the subscriber who is paying the subscription price by wire transfer.

Payment will be deemed to have been received by the subscription agent only upon the subscription agent’s (i) receipt of any certified check drawn on Royal Bank America, (ii) in the case of a personal check, the subscription agent’s receipt and clearance of such check, or (iii) receipt of collected funds via wire in the Subscription Account designated above.

Please note that funds paid by personal check may take up to seven or more business days to clear.  Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that time.  We also urge you to consider payment by means of a certified check drawn on Royal Bank America or wire transfer.

You should read and follow the instructions accompanying the rights certificate carefully.  As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required.

The method of delivery of payments of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights.  If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent.  Do not send or deliver these materials to us.

There is no sales fee or commission payable by you.  We will pay all fees charged by the subscription agent.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with your exercise of the subscription rights.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to our acceptance of your subscription pursuant to the exercise of, and the availability of shares under, the over-subscription option and the elimination of fractional shares.  Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the rights offering.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered in your name to your address of record, as imprinted on the face of the rights certificate; or

•	you are an eligible institution.

Limitation on How Many Shares of Common Stock You May Purchase in the Rights Offering

Under Federal Reserve rules and regulations, if you, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more persons or entities, will own more than 25% of our common stock after giving effect to the offering, then you will be conclusively deemed to control us.  If, after giving effect to the rights offering, you, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more persons or entities, will hold 10% or more of our common stock you will be presumed to control us.  This presumption of control is, however, rebuttable.  The Federal Reserve requires an application, notice or agreement to rebut the presumption of control be filed prior to obtaining control.

We will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription options, or to any person or entity, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of __________, 2014, such clearance or approval has not been obtained and/or any required waiting period has not expired.  If we elect not to issue shares of common stock in such a case, the unissued shares will become available to purchasers in the public offer.

Expiration Date and Right to Cancel

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on __________, 2014, which is the expiration of the rights offering.  If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable.  We will not be required to issue shares of our Class A common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time.  We have the option to extend the rights offering without notice to you, although we do not presently intend to do so.  In no event will the expiration date be later than __________, 2014.  We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the board of directors determines to extend the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, __________, 2014, expiration date that we have established for the rights offering.

We may cancel the rights offering at any time for any reason prior to the time the closing of the rights offering.  If we cancel the rights offering, we will issue a press release notifying shareholders of the cancelation and all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Determination of Subscription Price

Our board of directors, the majority of whom are independent directors and all of whom we expect will purchase shares in the offering, determined the subscription price in the rights offering based on several factors, including (i) pricing discussions between us and investors solicited in the private placement; and (ii) pricing agreed to between us and the investors who are participating in the private placement.

The subscription price of $1.20 per share represents approximately 93.0% of our reported tangible common book value per share at December 31, 2013 and may or may not be considered the fair market value of our Class A common stock on that date or any date relevant hereto.  You should not consider the subscription price as an indication of value of our Class A common stock.  You should not assume or expect that, after the offering, our shares of Class A common stock will trade at or above the subscription price in any given time period.  The market price of our Class A common stock may decline during or after the offering, and you may not be able to sell the underlying shares of our Class A common stock purchased during the offering at a price equal to or greater than the subscription price.  You should make your own assessment of our business and financial condition, our prospects for the future, and the terms of the offering.

Withdrawal and Termination

We reserve the right to withdraw the rights offering at any time for any reason, and we may terminate the rights offering if our board of directors decides to do so in its sole discretion.  If we terminate the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Subscription Agent; Delivery of Subscription Materials and Payment

The subscription agent for the offering is Broadridge Financial Solutions.  The address to which rights certificates and payments, other than wire transfers, should be mailed or delivered is provided below.  If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and allow a sufficient number of days to ensure delivery to the subscription agent.  Do not send or deliver these materials to Royal.

By Hand or Overnight Courier:
Broadridge Corporate Issuer Solutions, Inc.
1981 Marcus Avenue, Suite 100
Lake Success, NY 11042
Attn:  Re-Organization Dept.

By Mail:
Broadridge Corporate Issuer Solutions, Inc.
Attn: Re-Organization Dept.
P.O. Box 1317
Brentwood, NY 11717

Telephone Number for Confirmation:
(855) 793-5068 (toll free)

Telephone Number for Information:
(855) 793-5068 (toll free)

Email Address for Information:
shareholder@broadridge.com

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Broadridge Corporate Issuer Solutions, Inc. as indicated above.

If you have any questions regarding the rights offering or Royal in general, please contact Investor Relations at (610) 668-4700.

No Fractional Shares

All shares will be sold at a purchase price of $1.20 per share.  We will not issue fractional shares.  Fractional shares of our Class A common stock resulting from the exercise of the basic subscription rights and the over-subscription option will be eliminated by rounding down to the nearest whole share and adjusting the aggregate subscription price due accordingly.  Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owners, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If a registered holder of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment to be received by the expiration date.  You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials.  If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a broker, dealer, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering.  If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above.  To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee.  If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you.  You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering.  We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, __________, 2014.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable (other than by operation of law) and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on any stock exchange or market.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering.  Our determination will be final and binding.  Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions.  We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful.  You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion.  Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions.  A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment has been received by the subscription agent.  Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our Class A common stock in the rights offering in a segregated account at Wells Fargo Bank pending closing of the rights offering. The subscription agent will hold this money in escrow until the closing of the rights offering or until the rights offering is withdrawn and canceled.  If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Foreign Shareholders

We will mail this prospectus, but not rights certificates, to shareholders of record with addresses that are outside the United States or that have an army post office or foreign post office address.  The subscription agent will hold the rights certificates for the account of such shareholders.  To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 11:00 a.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder and otherwise make satisfactory arrangements with the subscription agent for the exercise of the rights evidenced by such rights certificates.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid.  All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable.  You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our Class A common stock at the subscription price.

Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our Class A common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Board Recommendation

Our board of directors makes no recommendation to any holder of rights or other prospective purchasers regarding the exercise of their rights or the subscription for shares of our shares of Class A common stock.  Shareholders who exercise subscription rights risk investment loss on new money invested.  We cannot assure you that the market price for our Class A common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.  You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of the rights offering.  Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Shares of Our Common Stock Outstanding After the Offering

Assuming no warrants or options are exercised prior to the expiration of the offering, we expect approximately 18,000,000 shares of our common stock will be outstanding immediately after completion of the rights offering, not including the approximately 11,666,667 shares that we expect to be issued in the private placement.

Other Matters

We are not making this offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights.  We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities law or other legal requirements of those states or other jurisdictions.  We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences of the rights offering to holders of our common stock that hold such stock as a capital asset for federal income tax purposes.  This discussion is based on laws, regulations, rulings and decisions in effect on the date of this prospectus, all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This discussion applies only to holders that are U.S. persons, defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate the income of which is subject to U.S. federal income tax regardless of its source, and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including, but not limited to, holders who are subject to the alternative minimum tax, holders who are dealers in securities or foreign currency, foreign persons (defined as all persons other than U.S. persons), U.S. holders that have a principal place of business or “tax home” outside the U.S., any entity treated as a partnership for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or holders who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) receives the subscription rights or holds shares of common stock received upon exercise of the subscription rights, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the receipt and ownership of the subscription rights or the ownership of shares of common stock received upon exercise of the subscription rights.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) regarding the federal income tax consequences of the rights offering or the related share issuance.  The IRS could take positions concerning the tax consequences of the rights offering or the related issuances that are different from those described in this discussion and, if litigated, a court could sustain any such positions taken by the IRS.  In addition, the following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws.

THIS SUMMARY IS ONLY A GENERAL DISCUSSION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE.  THE U.S. FEDERAL INCOME TAX TREATMENT OF THE RIGHTS IS COMPLEX AND POTENTIALLY UNFAVORABLE TO U.S. HOLDERS.  ACCORDINGLY, EACH HOLDER WHO ACQUIRES RIGHTS IS STRONGLY URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF THE ACQUISITION OF THE RIGHTS, WITH SPECIFIC REFERENCE TO SUCH PERSON’S PARTICULAR FACTS AND CIRCUMSTANCES.

Subscription Rights

Receipt of Subscription Rights.  Your receipt of subscription rights in the rights offering, including over-subscription rights, should be treated as a nontaxable distribution with respect to your common stock for United States federal income tax purposes.  The discussion below refers to both the basic subscription rights and oversubscription rights, and assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis and Holding Period of Subscription Rights.  The tax basis of the subscription rights received in the rights offering will be zero, unless (a) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the Class A common stock with respect to which the subscription rights are received, or (b) you elect, by attaching a statement to your federal income tax return for the taxable year in which the subscription rights are received, to allocate basis to the subscription rights.  Any such election must apply with respect to all subscription rights received in the rights offering.  If the tax basis in the subscription rights is not zero, your tax basis in your common stock will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed.

Expiration.  You will not recognize any gain or loss if you allow the subscription rights received in the rights offering to expire, and your tax basis in the Class A common stock with respect to which such subscription rights were distributed will be equal to the tax basis of such Class A common stock immediately before the receipt of the subscription rights in the rights offering, regardless of whether the basis would otherwise have been allocated as described above.

Exercise; Tax Basis in and Holding Period of Common Stock.  You will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering.  The tax basis of the shares of Class A common stock you receive upon exercise of the subscription rights will equal the sum of (i) the subscription price and (ii) the tax basis, if any, of the subscription rights as determined above.  Your holding period for the shares of Class A common stock you receive upon exercise of the subscription rights will begin on the date the subscriptions rights are exercised.

Taxation of Common Stock

Distributions with respect to shares of Class A common stock received upon exercise of the subscription rights will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits, if any, as determined for United States federal income tax purposes.  To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis of such shares of common stock and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by certain non-corporate U.S. holders, including individuals, in respect of the shares of common stock are generally taxed at a maximum federal rate of 20%.  In addition to income taxes, any individual shareholder with adjusted gross income (including certain foreign income that is exempt from U.S. taxes) in excess of $250,000 for a married couple filing a joint return (in excess of $200,000 for individuals filing as single) is subject to the 3.8% Medicare tax on dividends.  Subject to similar exceptions for short-term and hedged positions, distributions on the shares of common stock constituting dividend income paid to U.S. holders that are domestic corporations generally will qualify for the dividends-received deduction.  You should consult your own tax advisor regarding the availability of the reduced dividend tax rate and the dividends-received deduction in light of your particular circumstances.

If you sell or otherwise dispose of any shares of the Class A common stock, you will generally recognize capital gain or loss equal to the difference between your amount realized and your adjusted tax basis of such shares of common stock.  Such capital gain or loss will be long-term capital gain or loss if your holding period for such shares of Class A common stock is more than one year.

Information Reporting and Backup Withholding

In general, payments made in the United States or through certain United States related financial intermediaries with respect to the ownership and disposition of the shares of common stock will be required to be reported to the IRS unless you are a corporation or other exempt recipient and, when required, demonstrate this fact.  In addition, you may be subject to a backup withholding tax (currently at a rate of 28%) on such payments unless you (i) are a corporation or other exempt recipient and when required, demonstrate this fact or (ii) provide a taxpayer identification number and otherwise comply with applicable certification requirements.

You should consult your own tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.  The backup withholding tax is not an additional tax and you may use amounts withheld as a credit against your United States federal income tax liability or may claim a refund so long as you timely provide certain information to the IRS.

This discussion is included for your general information only.  You should consult your tax advisor to determine the tax consequences to you of this rights offering in light of your particular circumstances, including any state, local and foreign tax consequences.

THE PRIVATE PLACEMENT

We expect to complete the private placement prior to the rights offering.  In the private placement, which was conducted separately from the rights offering, we offered shares of our Class A common stock to certain institutional investors and to certain officers, directors and existing shareholders of the Company.  We have entered into separate agreements with institutional investors and certain of our directors, officers, and other private investors pursuant to which they have agreed to purchase an aggregate of 11,656,666 shares of our Class A common stock at $1.20 per share.  Pursuant to such agreements, Emerald has agreed to purchase 2,400,000 shares of our Class A common stock, another institutional investor has agreed to purchase 2,400,000 shares, and the other investors have agreed to purchase 6,856,666 shares of our Class A common stock upon closing of the private placement.  The shares of Class A common stock that such officers, directors and shareholders and other investors have agreed to purchase are not being offered for resale pursuant to this prospectus.  Consummation of the investors’ purchase of shares of common stock in the private placement is subject to certain closing conditions, as discussed below.

Assuming the conditions to closing are satisfied, we expect that the closing of the private placement will take place prior to the closing of the offering. If the rights offering closes after the closing on the private placement, Emerald and the other institutional investor each have the option to purchase additional shares of our Class A common stock provided that after such purchases neither Emerald nor the other institutional investor may own more than 9.9% of the outstanding shares of Class A common stock and provided further that the total number of shares sold in the private placement does not exceed 11,666,667.

The agreements we entered into with Emerald and another institutional investor are filed as exhibits to the Registration Statement on Form S-1 of which this prospectus is a part.  See “Where You Can Find Additional Information.” Except for their status as the contractual documents between the parties with respect to the transaction described therein, the stock purchase agreements are not intended to provide factual information about the parties.  The representations and warranties contained in the agreements were made solely for the purposes of such agreements as of specified dates, and are not intended to provide factual, business or financial information about Royal Bancshares of Pennsylvania, Inc. or Royal Bank America.  Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk rather than establishing matters as facts.  For the foregoing reasons, you should not rely on the representations and warranties contained in such agreements as accurate or complete or as characterizations of the actual state of facts as of any specified date.

Closing Conditions

In addition to standard closing conditions, the consummation of each investor’s purchase of shares of common stock in the private placement pursuant to its stock purchase agreement is subject to the following conditions:  (i) our bid to purchase a portion of our TARP Shares in the Auction being successful; (ii) trading in the Company’s Class A common stock has not been suspended by the SEC or the NASDAQ Global Select Market; (iii) the Class A shares to be issued in the private placement have been authorized for listing on the NASDAQ Global Select Market; and (iv) the Company has received all necessary consents and approvals of any applicable bank regulatory agency.  In addition, the obligation of Emerald to purchase shares under its stock purchase agreement is conditioned upon the effectiveness of the registration statement of which this prospectus is a part.  Emerald is purchasing the shares of common stock pursuant to its stock purchase agreement for accounts of investors which it manages or advises.

SELLING SHAREHOLDER

Emerald is an affiliate of Emerald Asset Management, Inc. Emerald is an institutional asset management firm specializing in equity portfolio management for its clients.  We are registering all 2,410,000 shares of our Class A common stock that Emerald may purchase in the private placement, pursuant to its stock purchase agreement with us, for possible future resale by Emerald for accounts that it manages or advises and for which it has discretionary authority to buy or sell shares, even though it has represented to us that it has no present intent to do so.  Emerald’s purchase of the shares from us in the private placement is conditioned on (i) our bid to purchase a portion of our TARP Shares in the Auction being successful; (ii)  the effectiveness of the registration statement of which this prospectus is a part; (iii) trading in the Company’s Class A common stock has not been suspended by the SEC or the NASDAQ Global Select Market, (iv) the Class A shares to be issued in the private placement have been authorized for listing on the NASDAQ Global Select Market; and (v) the Company has received all necessary consents and approvals of any applicable bank regulatory agency.  See “The Private Placement” for more information.  Assuming closing of the private placement and before any shares it purchases are resold, Emerald will own approximately 9.8% of our outstanding shares of common stock if all of the shares offered hereby are sold and assuming no Class B common stock is converted to Class A common stock.

Kenneth G. Mertz II, President and Chief Investment Officer of Emerald, is the natural person who exercises sole dispositive and/or voting power on behalf of Emerald.

Emerald has represented in its stock purchase agreement that the shares are being purchased for investment and not with a view toward resale or distribution.  As of the date of this prospectus, Emerald owns no shares of our common stock and has represented to us that, prior to the completion of the private placement, it does not intend to acquire any additional shares of our common stock.  Emerald has acknowledged that we will not sell it shares in the rights offering.  We will not receive any proceeds from any subsequent resale of this common stock by Emerald pursuant to the registration statement of which this prospectus is a part or otherwise.

We are obligated, for a period of six months, to prepare and file with the SEC such amendments and supplements to the Registration Statement to which this prospectus relates as shall be necessary to keep the Registration Statement effective and current during such period.  Emerald will thereby be free to sell under SEC Rule 144 promulgated under the Securities Act without volume limitation.  For this purpose Emerald has represented that neither Emerald nor any of its directors and executive officers has a relationship with us other than pursuant to its stock purchase agreement and that neither Emerald nor any of its directors or executive officers has ever been one of our officers or directors.

We may require the selling shareholder to suspend any sales of its shares of common stock it is offering by this prospectus upon the occurrence of any event that makes any statement in this prospectus, or the related registration statement, untrue in any material respect, or that requires the changing of the statements in these documents in order to make statements in those documents not misleading.  We will file a post-effective amendment to the registration statement to reflect any such material changes to this prospectus.

PLAN OF DISTRIBUTION

Plan of Distribution for the Rights Offering

On or about the date of this prospectus, we will distribute the subscription rights, subscription rights certificates and copies of this prospectus to individuals who owned shares of common stock of record as of 5:00 p.m., Eastern Time, on April 7, 2014, the record date for the rights offering.  If you wish to exercise your subscription rights and purchase shares of our Class A common stock, you should complete the subscription rights certificate and return it with payment for the shares of our Class A common stock, to the subscription agent, Broadridge Corporate  Solutions, Inc.  See “The Rights Offering — Method of Exercising Subscription Rights.” If you have any questions, you should contact Investor Relations at Royal, at (610) 668-4700.

We have agreed to pay the subscription agent customary fees plus certain expenses in connection with the rights offering.  Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering.  We will pay all expenses of the rights offering.

Some of our officers, employees and directors may solicit responses from you as a holder of subscription rights.  None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

Plan of Distribution for 2,410,000 Shares of Common Stock by the Selling Shareholder

Emerald, the selling shareholder, may, from time to time, after the closing of the rights offering and the public offer, sell any or all of its shares of Class A common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling shareholder may use any one or more of the following methods when selling shares, without limitation:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	market sales (both long and short to the extent permitted under the federal securities laws);

•	at the market to or through market makers or into an existing market for the shares;

•	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and

•	a combination of any of the aforementioned methods of sale.

In the event of the transfer by the selling shareholder of its shares of Class A common stock to any pledgee, donee or other transferee, we will amend this prospectus by filing of prospectus supplement in order to have the pledgee, donee or other transferee listed in place of the selling shareholder.

In effecting sales, brokers and dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions or discounts from the selling shareholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved.  Broker-dealers may agree with the selling shareholder to sell a specified number of the shares of Class A common stock at a stipulated price per share.  Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholder if such broker-dealer is unable to sell the shares on behalf of the selling shareholder.  Broker-dealers who acquire shares of Class A common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above.  Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions.  In connection with such re-sales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.  The selling shareholder and any broker-dealers or agents that participate with the selling shareholder in the sale of the shares of Class A common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales.  In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time, the selling shareholder may pledge shares of Class A common stock pursuant to the margin provisions of customer agreements with brokers.  Upon a default by the selling shareholder, their broker may offer and sell the pledged shares of Class A common stock from time to time.  Upon a sale of the shares of common stock, the selling shareholder intends to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction.  We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required by us in the event the selling shareholder defaults under any customer agreement with brokers.

If any selling shareholder engages an agent to sell any of such selling shareholder’s shares, a post-effective amendment to this registration statement will be filed naming such agent as an underwriter of such shares and disclosing the number of shares of Class A common stock involved, the price at which the shares of common stock are to be sold, the commissions paid or discounts or concessions allowed to such agents, where applicable, that such agents did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling shareholder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M as discussed below.  All of the foregoing may affect the marketability of the shares of Class A common stock.

We will bear all expenses of the registration statement of which this prospectus is a part including, but not limited to, legal, accounting and printing fees.  Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of Class A common stock will be borne by the selling shareholder, the purchasers participating in such transaction or both.

The selling shareholder is required to comply with:  (i) the prospectus delivery requirements; and (ii) the applicable “blue sky” laws of the various states, in connection with the sale of its shares offered hereby.  We will receive no proceeds from the sale of the selling shareholder’s shares pursuant to this prospectus.

This secondary offering shall begin upon the closing of the private placement and our issuance of shares to Emerald and will terminate upon the earliest of (i) such time as all of the shares of Class A common stock owned by Emerald have been sold pursuant to the registration statement or (ii) six months after the closing of the private placement.

The selling shareholder will act independently of Royal in making decisions with respect to the timing, manner and size of each sale or sale-related transfer.

Regulation M

During such time as we may be engaged in a distribution of any of the shares we are registering by this registration statement, we are required to comply with Regulation M.  In general, Regulation M precludes the selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.  Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.  We have informed the selling shareholder that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and we have also advised the selling shareholder of the requirements for delivery of this prospectus in connection with any sales of the Class A common stock offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

The rights of shareholders of Royal Bancshares of Pennsylvania, Inc. are governed by the Pennsylvania Business Corporation Law (the “PBCL”) and by our articles of incorporation and bylaws.

Pursuant to its articles of incorporation, Royal’s authorized capital stock consists of 43,500,000 shares of common stock, divided into 40,000,000 Class A shares with a par value of $2.00 per share and 3,000,000 Class B shares, with a par value of $0.10 per share, and 500,000 shares of preferred stock, with such par value as the Board of Directors shall fix.

Common Stock

We are currently authorized to issue 40,000,000 shares of Class A common stock and 3,000,000 shares of Class B common stock.  Upon completion of the offering, including the shares of common stock currently issued and outstanding and the number of shares we expect to issue pursuant to the private placement and the rights offering, approximately 29,670,000 shares of common stock will be issued and outstanding (not including any shares issuable upon the exercise of our outstanding options and warrants or any conversion of shares of class B common stock into shares of class A common stock).  Subject to all rights of holders of any other Class or Series of stock, holders of common stock are entitled to receive dividends if and when our board of directors declares dividends from funds legally available therefor.  In addition, holders of common stock share ratably in the net assets of the Company upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, after distributions are made to anyone with more senior rights.

Holders of our Class B common shares are entitled to ten votes for each Class B share held.  Each Class B share is convertible at any time at the option of the holder into 1.15 shares of Class A common stock.  Such conversion ratio is subject to adjustment upon the occurrence of certain events.

Under Pennsylvania law, we are not permitted to pay dividends if, as a result, we would be unable to pay our debts as they come due in the ordinary course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time the dividend is paid, to satisfy the preferential rights on dissolution of any shareholders whose preferential rights on dissolution are superior to those shareholders receiving the dividend.

In general, each outstanding share of common stock entitles the holder to vote for the election of directors and on all other matters requiring shareholder action, and each share is entitled to one vote, provided that shareholders are entitled to cumulative voting rights with respect to the election of directors.  Holders of Class A common stock have no conversion, sinking fund or redemption rights.  Holders of our common stock have no preemptive rights to purchase additional shares of common stock.

Preferred Stock

We are authorized to issue 500,000 shares of preferred stock, with such par value as the Board of Directors may fix.  Shares of preferred stock may be issued from time to time by the board of directors in one or more series.  Prior to issuance of shares of each Series of preferred stock, the board of directors is required to fix for each Series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and terms or conditions of redemption.  The board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that some of our shareholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares.

Series A Preferred Stock

The following is a brief description of the terms of the Series A Preferred Stock.  The description of the Series A Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in our articles of incorporation, a copy of which is filed as Exhibit 3.1 to our registration statement on Form S-1 of which this prospectus is a part.  See “Where You Can Find Additional Information.”

Series A Preferred Stock

The Series A Preferred Stock was issued on February 20, 2009, to the U.S. Treasury with an aggregate liquidation preference of $30.4 million pursuant to the Troubled Asset Relief Program Capital Purchase Program. The capital investment by the U.S. Treasury included the issuance of a warrant to purchase shares of Class A common stock pursuant to a Letter Agreement and a Securities Purchase Agreement (collectively, the “TARP Agreement”). Cumulative dividends accrued at a rate of 5% per annum until February 20, 2009, and accrue at a rate of 9% per annum thereafter. Dividend payments are made on the 15th day of February, May, August and November. The TARP Agreement subjects us to certain restrictions and conditions including those related to common dividends, share repurchases, executive compensation, and corporate governance.

Ranking

Shares of the Series A Preferred Stock rank senior to our common stock and at least equally with each other series of preferred stock that we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series A Preferred Stock and any other class or series whose vote is required) with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series A Preferred Stock are entitled to receive for each share of Series A Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the Series A Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) $1,000 per share and (ii) the amount of any accrued and unpaid dividends, whether or not declared, to the date of payment (such amounts collectively, the “liquidation preference”).

If in any such distribution, the assets of Royal or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable with respect of any other stock of Royal ranking equally with Series A Preferred Stock as to such distribution, holders of Series A Preferred Stock and the holders of such other stock will share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

If the liquidation preference has been paid in full to all holders of Series A Preferred Stock and the corresponding amounts payable with respect of any other stock of Royal ranking equally with the Series Preferred Stock as to such distribution have been paid in full, the holders of our other shares of capital stock are entitled to receive all of our remaining assets (or proceeds thereof) according to their respective rights and preferences.

Redemption

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Shares of Series A Preferred Stock are redeemable at our option at 100% of their liquidation preference or $1,000 per share plus accrued and unpaid dividends, whether or not declared.

Holders of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Series A Preferred Stock is subject to prior approval of the Federal Reserve.

Voting Rights

Except as required by law and as provided below, the holders of the Series A Preferred Stock have no voting rights.

Right to Elect Two Directors Upon Nonpayment of Dividends. If and whenever dividends on any shares of the Series A Preferred Stock have not been declared and paid at the stated dividend rate for an aggregate of six quarterly dividend periods or more, whether or not consecutive (a “Nonpayment”), the number of directors then constituting our board will be increased by two, and holders of the Series A Preferred Stock are entitled to vote as a single class for the election of the two additional members of our board of directors (a “Preferred Director”), but only if the election of any such directors would not cause us to violate the listing standards of the Nasdaq Stock Market (or any other exchange on which our securities may be listed) or the rules and regulations of any other regulatory or self-regulatory body.

If and when full dividends have been paid for all dividend periods following a Nonpayment on the Series A Preferred Stock, the foregoing voting rights will cease (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected will immediately terminate and the number of directors on the board of directors will automatically decrease by two.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, is necessary for effecting or validating:

•	any amendment or alteration of the certificate of designation for the Series A Preferred Stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company;

•	any amendment, alteration or repeal of any provision of the certificate of designation for the Series A Preferred Stock or our articles of incorporation (including, unless no vote on such merger or consolidation is required as provided below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•	any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock, or of a merger or consolidation of the Company with another corporation or other entity, unless in each case:

•	the shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and

•	such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole.

TARP Warrant

On February 20, 2009, we issued and sold to the U.S. Treasury, in connection with the issuance and sale of the Series A Preferred Stock, a ten-year warrant (the “TARP Warrant”) to purchase up to 1,104,370 shares of our common stock at an exercise price of $4.13 per share. As of the date of this prospectus, we have no warrants other than the TARP Warrant outstanding.

Rights as a Shareholder

The warrant holder has no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the TARP Warrant has been exercised.

Adjustments to the TARP Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations

The number of shares for which the TARP Warrant may be exercised and the exercise price applicable to the TARP Warrant will be proportionately adjusted in the event we pay dividends or make distributions on our common stock in shares of common stock, or subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment

Until the earlier of February 20, 2012 and the date the U.S. Treasury no longer holds the TARP Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the TARP Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•	in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act of 1933 or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of February 20, 2009.

Other Distributions

If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the TARP Warrant will be adjusted to reflect such distribution.

Certain Repurchases

If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the TARP Warrant and the exercise price will be adjusted.

Business Combinations

In the event of a merger, consolidation or similar transaction involving Royal and requiring shareholder approval, the warrant holder’s right to receive shares of our common stock upon exercise of the TARP Warrant will be converted into the right to exercise the TARP Warrant for the consideration that would have been payable to the warrant holder with respect to the shares of common stock for which the TARP Warrant may be exercised, as if the TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws

General.  A number of provisions of our articles of incorporation and bylaws deal with matters of corporate governance and certain rights of shareholders.  The following discussion is a general summary of certain provisions of our articles and bylaws that might be deemed to have a potential “anti-takeover” effect.  The following description of certain of the provisions of our articles and bylaws is necessarily general and reference should be made in each case to the articles and bylaws.

Classification of the Board of Directors.  Our bylaws provide that we will have not less than five nor more than 25 directors, and our bylaws provide that the exact number shall be fixed by the board of directors and that the number of directors may be increased or decreased by the board of directors.  Our board of directors is currently composed of 11 directors.

Our directors are divided into three classes — Class I, Class II, and Class III — each Class consisting of an equal number of directors, or as nearly equal as possible.  Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected.  A classified board of directors promotes continuity and stability of management, but makes it more difficult for shareholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.  We believe that classification of the board of directors will help to assure the continuity and stability of our business strategies and policies as determined by the board of directors.

Extraordinary Transactions.  Pursuant to the provisions of our articles of incorporation, any merger, consolidation, liquidation, or dissolution of the Company or any sale or other distribution of substantially all of the assets of the Company requires the affirmative vote of at least two‑thirds of the votes entitled to be cast on the matter.

Amendment of Articles of Incorporation.  In general, other than with respect to changing the rights of the holders of any class of stock that is outstanding, our articles of incorporation may be amended only upon the affirmative vote at least a majority of all the votes cast on the matter.

Removal of Directors.  The PBCL provides that if a corporation’s directors are divided into classes, a director may only be removed for cause.

Procedures for Shareholder Nominations and Proposals.  Our bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to our secretary not less than 90 days before the regular date fixed in the bylaws for the annual meeting of shareholders, or the close of business on the tenth day following the day on which we first make such public disclosure of the date of the meeting or no later than seven days’ notice of any other meeting called for the election of one or more directors.

A shareholder’s notice to the secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the shareholder proposing such business, (iii) the class and number of shares of our capital stock that are beneficially owned by such shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such proposal on the date of such shareholder proposal, and (iv) any information required by the applicable rules of the SEC.

A shareholder’s notice with respect to the nomination of a director candidate must set forth:  (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (i) the name, age, and residence address of the person; (ii) the principal occupation of the person; (iii) the Class and number of shares of our stock that are beneficially owned by the person; and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the proxy rules under the Exchange Act or any successor rule thereto; (b) as to the shareholder giving the notice, (i) the name and address of such person and (ii) the Class and number of shares of our stock that are beneficially owned by such persons; (c) a representation that the shareholder giving the notice intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) a description of all arrangements or understandings between the shareholder giving the notice and each nominee and any arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (e) the total number of votes that to the knowledge of such shareholder will be cast for each proposed nominee; and (f) the consent of each nominee to serve as a director if so elected.

Nominations and proposals that fail to follow the prescribed procedures will not be considered.  We believe that it is in our and our shareholders’ best interests to provide sufficient time to enable management to disclose to shareholders information about a dissident slate of nominations for directors or proposals for new business.  This advance notice requirement also may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of shareholders generally.  Similarly, adequate advance notice of shareholder proposals will give management time to study such proposals and to determine whether to recommend to the shareholders that such proposals be adopted.

Authorized Shares.  As indicated above, our articles of incorporation currently authorize the issuance of 43,000,000 shares of common stock and 500,000 shares of preferred stock.  The authorization of shares of common stock and preferred stock in excess of the amount issued provides our board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock-based compensation.  The unissued authorized shares also may be used by our board of directors consistent with its fiduciary duty to deter future attempts to gain control of Royal Bancshares.  Also, as indicated above, our board of directors’ right to set the terms of one or more Series of preferred stock has anti-takeover effects.

Anti-Takeover Provisions of the Pennsylvania Business Corporation Law

The PBCL also contains certain provisions applicable to us that may have the effect of deterring or discouraging an attempt to take control of Royal.  These provisions, among other things:

•            Prohibit shareholders from calling a special meeting, in most circumstances, or by acting by less than unanimous written consent;

•            Prohibit shareholders from proposing amendments to a corporation’s articles of incorporation;

•        Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights (Subchapter 25G of the PABCL);

•        Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 24 or subsequent 18 months (Subchapter 25H of the PABCL);

•        Expand the factors and groups (including shareholders) that a corporation’s board of directors can consider in determining whether an action or transaction is in the best interests of the corporation;

•        Provide that a corporation’s board of directors need not consider the interests of any particular stakeholder group as dominant or controlling;

•        Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•        Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•        Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The PBCL also explicitly provides that the fiduciary duty of directors does not require them to:

•        Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•        Render inapplicable, or make determinations under, provisions of the PBCL relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•        Act as the board of directors, a committee of the board or an individual director, solely because of the effect the action might have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

Summary of Anti-Takeover Provisions

The foregoing provisions of our articles of incorporation and bylaws and Pennsylvania law could have the effect of discouraging an acquisition of Royal Bancshares or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock.  In addition, such provisions may make Royal Bancshares less attractive to a potential acquiror and/or might result in shareholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Our board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors.  Our board of directors believes that these provisions are in our best interests and the best interests of our shareholders.  In the board of directors’ judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of our shareholders.  Accordingly, the board of directors believes that it is in our best interests and in the best interests of our shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Despite the board of directors’ belief as to the benefits to us of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management.  As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so.  The board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission ( the “SEC”) allows us to “incorporate by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we have filed with the SEC (but we do not incorporate by reference any documents or portions of documents that we furnish to, or are otherwise not deemed filed with, the SEC):

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 27, 2014

We will deliver without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus. Requests for any of these documents should be made in writing or orally and should be directed to: Investor Relations, Royal Bancshares of Pennsylvania, Inc., 732 Montgomery Avenue, Narberth, Pennsylvania 19072, (610) 668 - 4700. Our SEC filings, including the registration statement of which this prospectus forms a part and the documents incorporated by reference that are listed above, are also available from the SEC’s website at www.sec.gov or on our website at www.royalbankamerica.com. The information contained on our website is not deemed a part of this prospectus.

You should rely only on the information in our prospectus, any prospectus supplement, any applicable free writing prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offering is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

TRANSFER AGENT

The transfer agent and registrar for Royal’s common stock is Broadridge Corporate Solutions, Inc. Philadelphia, Pennsylvania.

EXPERTS

The consolidated balance sheets of Royal Bancshares of Pennsylvania, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended incorporated in this prospectus and in the registration statement by reference to our Annual Report on Form 10-K, have been so included in reliance upon the report of ParenteBeard LLC, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of that firm as experts in auditing and accounting.

LEGAL MATTERS

Stevens & Lee, PC, a professional corporation, Reading, Pennsylvania, counsel to Royal Bancshares of Pennsylvania, Inc., will issue to Royal Bancshares of Pennsylvania, Inc. its opinion regarding the legality of the Class A common stock offered by this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Royal Bancshares of Pennsylvania, Inc. has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the shares of Class A common stock we are offering hereby.  As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement.  Royal also files annual, quarterly, and current reports and proxy statements and other information with the SEC.  Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates.  The SEC’s telephone number is 1-800-SEC-0330.  In addition, the SEC maintains a web site ( http://www.sec.gov ) that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Royal Bancshares of Pennsylvania, Inc.  The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, indemnification may be limited by state securities laws.

5,000,000 Shares
 Offered by Royal Bancshares of Pennsylvania, Inc.

2,410,000 Shares Offered by Selling Shareholder

CLASS A
COMMON STOCK
 par value $2.00 per share

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

PROSPECTUS

April______ , 2014

Until _____________, 2014 (the 25th day after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver the prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this document or that to which we have referred you.  No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Royal Bancshares of Pennsylvania, Inc.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Royal Bancshares of Pennsylvania, Inc. or Royal Bank America since any of the dates as of which information is furnished herein or since the date hereof.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

SEC registration fee	$1,365
NASDAQ Stock Market Listing Fee	0
Blue sky fees and expenses*	0
Legal fees and expenses*	46,000
Accounting fees and expenses*	15,000
Printing, postage, and mailing expenses*	5,000
Subscription and transfer agent fees and expenses*	6,000
Miscellaneous*	1,635
Total	$75,000
*Estimated

Item 14.	Indemnification of Directors and Officers

Section 1741 of the Pennsylvania Business Corporation Law, or the PBCL, provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise.  Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity.  Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification will be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Under Section 1743 of the PBCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.  Under Section 1745 of the PBCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation.  Article 25 of Royal’s bylaws provides indemnification of directors, officers and other agents of Royal and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the PBCL.

Section 25.3 of Royal’s bylaws provide that the rights to indemnification and advancement of expenses in the bylaws are not exclusive, and may be in addition to, any rights granted to an indemnitee under an agreement, vote of shareholders or disinterested directors, or otherwise.  As authorized by Section 1747 of the PBCL and Section 25.4 of Royal’s bylaws, Royal maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Royal for indemnification payments made to its directors and officers for certain liabilities.  The premiums for such insurance are paid by Royal.

The foregoing is only a general summary of certain aspects of Pennsylvania law and Royal’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete.  The description of the bylaws is qualified in its entirety by reference to the detailed provisions of Article 25 of Royal’s bylaws.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

3.1	Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.)

3.2	Bylaws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.)

4.1
Junior Subordinated Debt Security Due 2034 issued by Royal Bancshares of Pennsylvania, Inc. to JPMorgan Chase Bank, as Institutional Trustee, dated October 27, 2004.  (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (included as Exhibit A to Exhibit 10.1) filed with the Commission on November 1, 2004.)

4.2
Junior Subordinated Debt Security Due 2034 issued by Royal Bancshares of Pennsylvania, Inc. to JPMorgan Chase Bank, as Institutional Trustee, dated October 27, 2004.  (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (included as Exhibit A to Exhibit 10.2) filed with the Commission on November 1, 2004.)

4.3
Indenture by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as Trustee, dated October 27, 2004.  (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 1, 2004.)

4.4
Indenture by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as Trustee, dated October 27, 2004.  (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on November 1, 2004.)

4.5
Guarantee Agreement by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as Guarantee Trustee, dated October 27, 2004.  (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on November 1, 2004.)

4.6
Guarantee Agreement by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as Guarantee Trustee, October 27, 2004.  (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on November 1, 2004.)

4.7	Form of Subscription Rights Certificate*

5.1	Opinion of Stevens & Lee, P.C.*

10.2
Stock Option and Appreciation Right Plan, as amended on May 16, 2005.  (Incorporated by reference to the Company’s Registration Statement No. 333‑129894 on Form S-8 filed with the Commission on November 22, 2005.)

10.3	Outside Directors’ Stock Option Plan. (Incorporated by reference to the Company’s Registration Statement No. 333‑25855 on form S-8 filed with the Commission on April 5, 1997.)

10.4	Royal Bancshares of Pennsylvania, Inc. 2007 Long-Term Incentive Plan. (Incorporated by reference to Exhibit A to the Company’s definitive Proxy Statement dated April 6, 2007.)

10.5
Letter Agreement, including Securities Purchase Agreement - Standard Terms, dated December 19, 2008, between Royal Bancshares of Pennsylvania, Inc. and the United States Department of the Treasury.  (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009.)

10.6
Side Letter Agreement, dated February 20, 2009, between Royal Bancshares of Pennsylvania, Inc. and the United States Department of the Treasury.  (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009.)

10.7
Form of Letter Agreement, dated December 19, 2008, between Royal Bancshares of Pennsylvania, Inc. and certain of its executive officers relating to executive compensation limitations under the United States Treasury Department’s Capital Purchase Program.  (Incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 30, 2009.)

10.8
Employment Agreement dated as of November 20, 2013, between the Company, Royal Bank America and F. Kevin Tylus. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 27, 2013).

10.9
Employment Agreement, dated as of November 20, 2013, between the Company, Royal Bank America and Robert A. Kuehl.  (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 27, 2013.)

10.10
Employment Agreement dated as of November 20, 2013, between the Company, Royal Bank America and Andrew J. Miller.  (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 27, 2013).

10.11
Employment Agreement dated as of November 20, 2013, between the Company, Royal Bank America and Michael S. Thompson.  (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 27, 2013).

10.12	Royal Bank America Supplemental Executive Retirement Plan. (Incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2009.)

10.13	SERP Participation Agreement, as amended — Robert Tabas. (Incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2009.)

10.14	SERP Participation Agreement, as amended — Murray Stempel. (Incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2009.)

10.15
Investment Agreement dated March 6, 2014, between Emerald Advisers, Inc. and Royal Bancshares of Pennsylvania, Inc. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 11, 2014).

10.16
Securities Purchase Agreement dated March 10, 2014, among Royal Bancshares of Pennsylvania, Inc. and the purchasers named therein.  (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 11, 2014).

10.17
Registration Rights Agreement dated March10, 2014, among Royal Bancshares of Pennsylvania, Inc. and the purchasers named therein.  (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 11, 2014).

10.18	Stock Purchase Agreement dated August 14, 2013, between The Daniel M. Tabas Trust and Royal Bancshares of Pennsylvania, Inc.

11.
Statement re: Computation of Earnings Per Share.  (Included in Note 18, “Earnings Per Common Share,” to the Registrant’s Consolidated Financial Statements included in the Prospectus that is a part of this Registration Statement.)

21.	Subsidiaries of Registrant.*

23.1	Consent of ParenteBeard LLC.

23.2	Consent of Stevens & Lee, P.C. (included in Exhibit 5.1 hereto).*

24.1	Power of Attorney (included in signature page of this Registration Statement).*

99.1	Form of Instructions as to Use of Rights Certificate*

99.2	Form of Letter to Shareholders who are Record Holders*

99.3	Form of Letter to Nominees Whose Clients are Beneficial Holders*

99.4	Form of Letter to Clients of Nominee Holders*

99.5	Form of Beneficial Owner Election Form*

99.6	Form of Nominee Holder Certification*

99.7	Form of Subscription Agent Agreement*

99.8	Form of Letter to Stockholders who are the Beneficial Owners of Shares Held in Street Name*

* Previously Filed

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the financial statements or related notes.

Item 17.	Undertakings:

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Royal Bancshares of Pennsylvania, Inc., has duly caused this amendment to Registration Statement on Form S‑1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Narberth, Commonwealth of Pennsylvania, on March 27, 2014.

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

By:	/s/ F. Kevin Tylus
Name:	F. Kevin Tylus
Title:	President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints F. Kevin Tylus, Robert A. Kuehl, and David W. Swartz, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE	DATE

/s/ F. Kevin Tylus	President and Chief Executive Officer;	March 27, 2014
F. Kevin Tylus	Director (Principal Executive Officer)

/s/ Michael S. Thompson	Executive Vice President and Chief Financial	March 27, 2014
Michael S. Thompson	Officer (Principal Financial and Accounting Officer)

/s/ Robert R. Tabas*	Chairman; Director	March 27, 2014
Robert R. Tabas

/s/ Edward F. Bradley*	Director	March 27, 2014
Edward F. Bradley

/s/ William Hartman*	Director	March 27, 2014
William Hartman

/s/ Wayne R. Huey, Jr.*	Director	March 27, 2014
Wayne R. Huey, Jr.

/s/ Michael Piracci*	Director	March 27, 2014
Michael Piracci

/s/ Linda Tabas Stempel*	Director	March 27, 2014
Linda Tabas Stempel

SIGNATURE	TITLE	DATE

/s/ Murray Stempel, III*	Director	March 27, 2014
Murray Stempel, III

/s/ Gerard M. Thomchick*	Director	March 27, 2014
Gerard M. Thomchick

/s/ Edward B. Tepper*	Director	March 27, 2014
Edward B. Tepper

/s/ Howard Wurzak*	Director	March 27, 2014
Howard Wurzak

*/s/ Robert A. Kuehl		March 27, 2014
Robert A. Kuehl
Attorney-in-Fact